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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
FORM 6-K
__________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2022
Commission File Number 0-99
__________________________
PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)
__________________________
MEXICAN PETROLEUM
(Translation of registrant’s name into English)

UNITED MEXICAN STATES
(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Verónica Anzures
11300 Ciudad de México
México
(Address of principal executive office)
__________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒         Form40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐         No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐         No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐         No ☒

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RECENT DEVELOPMENTS
The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2021 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 29, 2022 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1. In this document, “PEMEX” refers to Petróleos Mexicanos, the following operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Logística (Pemex Logistics), and the subsidiary companies listed in Note 5 to the unaudited condensed consolidated interim financial statements included herein.

Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated December 30, 2021 (as amended or supplemented from time to time), relating to its U.S. $125,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates
On December 2, 2022, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps.19.3420 = U.S. $1.00.

We maintain our consolidated financial statements and accounting records in Mexican pesos (pesos or Ps.). Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this report, including all convenience translations of our unaudited condensed consolidated interim financial statements included herein, as of and for the three and nine-month periods ended September 30, 2022, at an exchange rate of Ps. 20.3058 = U.S. $1.00, which is the exchange rate that the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) instructed us to use on September 30, 2022. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated.

Government Equity Capital Contributions
For the nine month period ended September 30, 2022, the Federal Government of Mexico, which we refer to as the Mexican Government, made equity capital contributions in the amount of Ps. 131.0 billion (U.S. $6.5 billion) to Petróleos Mexicanos, of which Ps. 23.0 billion (U.S. $1.1 billion) came from the Fondo Nacional de Infraestructura (National Infrastructure Fund, or “FONADIN”). Between October 1 and December 7, 2022, PEMEX received Ps. 24.8 billion in equity capital contributions from the Mexican Government for the construction of the Dos Bocas Refinery. For more information on such equity capital contributions, see Notes 18 and 20 to our unaudited condensed consolidated interim financial statements included herein.

We used these funds to improve our financial position and carry out the construction of the new Dos Bocas Refinery. For more information on other recent support measures implemented by the Mexican Government, see “Liquidity and Capital Resources—Overview—Government Support” in the Form 20-F.

Selected Financial Data
The selected financial data as of December 31, 2021 in this section is derived from the audited consolidated financial statements of PEMEX included in the Form 20-F. The selected financial data as of September 30, 2022 and for the three and nine month periods ended September 30, 2022 and 2021 is derived from the unaudited condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” (IAS 34).

For the nine-month period ended September 30, 2022, we recognized net income of Ps. 195.6 billion and had negative equity at September 30, 2022 of Ps.1,598.6 billion. We had negative working capital of Ps. 321.5 billion as of September 30, 2022 and cash flows from operating activities of Ps.297.6 billion during the nine month period ended September 30, 2022. We disclose the circumstances that have caused these negative trends and the actions we are taking to address them below.

We have substantial debt, including short-term debt, mainly incurred to finance the capital expenditures needed to carry out our capital investment projects and to fund our operating expenses. Due to our heavy fiscal burden resulting from the payment of hydrocarbons extraction duties and other taxes that we are required to pay to the Mexican Government, the cash flows derived from our operations in recent years have not been sufficient to fund our operations and investment programs. As a result, our indebtedness has increased significantly, and our working capital has deteriorated. In recent years, our level of indebtedness relative to our oil reserves has increased substantially and the Mexican Government has had to financially support us. Additionally, significant crude oil price volatility, our continued heavy tax burden and increased competition from the private sector have negatively impacted our financial performance.

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Our future cash flows and our ability to refinance debt are uncertain due to circumstances outside of our control. Any adverse impact from sustained decrease in crude oil prices below the budgeted average price for 2022 and from the slow-down of the economy would have an adverse impact on our results of operation, cash flows and may require us to consider additional actions to address these shortfalls.

The combined effect of the above-mentioned events indicates the existence of significant doubt about our ability to continue as a going concern. For more information on the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies, see “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F and Notes 18 and 20 to our unaudited condensed consolidated interim financial statements included herein.

In this report we include selected financial data from our statement of financial position as of September 30, 2022 and from our statement of comprehensive income and our statement of cash flows for the nine-month period ended September 30, 2022. In addition, we include selected financial data from our statement of financial position as of December 31, 2021, as well as the statement of comprehensive income and the statement of cash flows for the nine-month period ended September 30, 2021 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended
	September 30,(1)				December 31,
	2022		2021		2021
	(millions of pesos)
Statement of Comprehensive Income Data
Total of sales	Ps.	1,867,913	Ps.	1,049,699	Ps.	1,495,629
Operating income	557,913		249,549		228,928
Financing income	20,957		20,084		28,907
Financing (cost)	(109,791)		(110,412)		(164,572)
Derivative financial instruments (cost), net	(37,492)		(21,632)		(25,224)
Foreign exchange gain (loss), net	72,107		(23,408)		(45,675)
Net income (loss)	195,616		(100,238)		(294,776)
Statement of Financial Position Data
Cash and cash equivalents	62,271		n.a.		76,506
Total assets	2,316,379		n.a.		2,052,098
Long-term debt, net of current portion(2)	1,712,490		n.a.		1,757,412
Total long-term liabilities(3)	3,022,542		n.a.		3,299,451
Total equity (deficit)	(1,598,615)		n.a.		(2,170,001)
Statement of Cash Flows Data
Depreciation and amortization of wells, pipelines, properties, plant and equipment	106,232		100,620		133,431
Acquisition of wells, pipelines, properties, plant and equipment(4)	(212,375)		(128,736)		(209,592)
_____________
Note: n.a. = Not applicable.
(1)Derived from September 2022 and 2021 unaudited condensed consolidated interim financial statements.
(2)As of September 30, 2022 and December 31, 2021, long-term debt does not include short-term debt of Ps. 420,323 million and Ps.492,284 million, respectively.
(3)As of September 30, 2022 and December 31, 2021, total long-term liabilities do not include short-term liabilities of Ps. 892,452 million and Ps. 922,648 million, respectively.
(4)Includes capitalized finance cost.

Source: PEMEX’s unaudited condensed consolidated interim financial statements as of and for the periods ended September 30, 2022 and 2021 and PEMEX’s audited consolidated financial statements as of and for the period ended December 31, 2021.

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Capitalization of PEMEX
The following table sets forth our capitalization as of September 30, 2022.

	As of September 30, 2022 (1)
	(millions of pesos or U.S. dollars)
Long-term leases, net of current portion(2)	Ps.	47,681	U.S.$	2,348
Long-term external debt, net of current portion	1,474,383		72,609
Long-term domestic debt, net of current portion	238,107		11,726
Total long-term debt, net of current portion(3)	1,712,490		84,335
Total long-term leases and long-term debt, net of current portion	1,760,171		86,683
Certificates of Contribution “A”(4)	949,276		46,749
Mexican Government contributions	66,731		3,286
Legal reserve	1,002		49
Accumulated other comprehensive result	206,641		10,176
Accumulated deficit from prior years	(3,018,008)		(148,628)
Net income(5)	195,914		9,648
Total controlling interest	(1,598,444)		(78,720)
Total non-controlling interest	(171)		(8)
Total equity (deficit)	(1,598,615)		(78,728)
Total capitalization	161,556		7,955
_____________
Note: Numbers may not add up precisely to the totals provided due to rounding.
(1)Derived from September 2022 unaudited condensed consolidated interim financial statements. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 20.3058= U.S. $1.00 as of September 30, 2022. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)Total long-term leases do not include short-term leases of Ps. 7,330 million (U.S. $361 million) as of September 30, 2022.
(3)Total long-term debt does not include short-term debt of Ps. 420,323 million (U.S. $20,700 million) as of September 30, 2022.
(4)Equity instruments held by the Mexican Government.
(5)Excluding amounts attributable to non-controlling interests of Ps. (298) million (U.S. $ (15) million) for the nine-month period ended September 30, 2022.
Source: PEMEX’s unaudited condensed consolidated interim financial statements as of and for the periods ended September 30, 2022 and 2021.
Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021.
General
The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

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	Nine months ended
	September 30,
	2022(1)				2021
	(millions of pesos or U.S. dollars)
Net sales:
Domestic	Ps.	908,819	U.S.$	44,757	Ps.	533,851
Incentive for automotive fuels	103,721		5,108		—
Export	850,812		41,900		512,370
Services income	4,561		225		3,478
Total of sales	1,867,913		91,990		1,049,699
Reversal of impairment of wells, pipelines, properties, plant and equipment, net	56,874		2,801		38,242
Cost of sales	1,274,735		62,777		732,291
Gross income	650,052		32,014		355,650
Distribution, transportation and sale expenses	10,984		541		9,391
Administrative expenses	112,258		5,528		105,490
Other revenues	36,798		1,812		12,349
Other expenses	(5,695)		(280)		(3,569)
Operating income	557,913		27,477		249,549
Financing income	20,957		1,032		20,084
Financing (cost)	(109,791)		(5,407)		(110,412)
Derivative financial instruments (cost), net	(37,492)		(1,846)		(21,632)
Foreign exchange gain (loss), net	72,107		3,551		(23,408)
Profit (loss) sharing in joint ventures and associates	232		11		(3,167)
Income before duties, taxes and other	503,926		24,818		111,014
Total duties, taxes and other	308,311		15,183		211,252
Net income (loss)	195,615		9,635		(100,238)
Total other comprehensive results	244,780		12,055		246,448
Total comprehensive income	Ps.	440,395	U.S.$	21,690	Ps.	146,210
_____________
Note: Numbers may not add up precisely to the totals provided due to rounding.
(1) Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 20.3058 = U.S. 1.00 at September 30, 2022. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
Source: PEMEX’s unaudited condensed consolidated interim financial statements as of and for the periods ended September 30, 2022 and 2021.
Total Sales

Total sales increased by 77.9% or Ps. 818.1 billion in the nine-month period ended September 30, 2022, from Ps. 1,049.8 billion in the nine-month period ended September 30, 2021, to Ps.1,867.9 billion in the nine-month period ended September 30, 2022, mainly due to increases in the domestic sales price of gasoline, diesel, jet fuel, fuel oil and liquefied petroleum gas, an increase in volume of gasoline, diesel and jet fuel and a 48.6% increase in the weighted average price of Mexican crude oil for export sales. This increase in total sales was due to price increases (approximately 44.7%), increases in volume (approximately 17.8%), the recognition of product sales by Deer Park Refining Limited Partnership, which we refer to as “Deer Park” (approximately 23.1%), foreign currency variations (approximately 1.6%) and the recognition of a tax incentive (approximately 12.7%) in the form of a tax credit for the Impuesto Especial Sobre Producción y Servicios (IEPS) published on March 4, 2022, on the sale of automotive fuels, as described further under "Incentive for automotive fuels” below. From January 1, 2021 to September 30, 2021, the weighted average Mexican export crude oil price was U.S. $63.68 per barrel, as compared to U.S. $94.60 per barrel for the same period in 2022.

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Domestic Sales

Domestic sales increased by 70.2% in the nine-month period ended September 30, 2022, from Ps. 533.9 billion in the nine-month period ended September 30, 2021 to Ps. 908.8 billion in the nine-month period ended September 30, 2022, mainly due to increases in the sales price of gasoline, diesel, jet fuel, fuel oil and liquefied petroleum gas and also an increase in sales volume of gasoline, diesel and jet fuel. Domestic sales of petroleum products increased by 80.3% in the nine-month period ended September 30, 2022, from Ps. 402.7 billion in the nine-month period ended September 30, 2021 to Ps. 726.1 billion in the nine-month period ended September 30, 2022, mainly due to a 30.1% increase in the sales price of gasoline, a 55.0% increase in the sales price of diesel, a 79.9% increase in the sales price of jet fuel, a 35.9% increase in the sales price of fuel oil, and an increase in sales volume, mainly due to a 32.2% increase in Magna gasoline sales, 54.3% increase in diesel and 53.8% increase in jet fuel.

Domestic sales of natural gas increased by 12.4% in the nine-month period ended September 30, 2022, from Ps. 41.0 billion in the nine-month period ended September 30, 2021, to Ps. 46.1 billion in the nine-month period ended September 30, 2022, mainly due to a 12.5% increase in sales volume.

Domestic sales of liquefied petroleum gas increased by 31.1% in the nine-month period ended September 30, 2022, from Ps. 39.9 billion in the nine-month period ended September 30, 2021, to Ps. 52.3 billion in the nine-month period ended September 30, 2022, mainly as a result of a 26.3% increase in its average sales price.

Incentive for automotive fuels

We recognized Ps. 103.7 billion for the nine-month period ended September 30, 2022 related to the IEPS tax credit decree. For more information on the IEPS decree, please see “Incentive for automotive fuels” below.

Export Sales

Export sales increased by 66.1% in peso terms in the nine-month period ended September 30, 2022 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps. 512.4 billion in the nine-month period ended September 30, 2021, to Ps. 850.8 billion in the nine-month period ended September 30, 2022. This increase was mainly due to a 48.6% increase in the weighted average Mexican export crude oil price in the nine-month period ended September 30, 2022, as compared to the nine-month period ended September 30, 2021. From January 1 to September 30, 2021, the weighted average Mexican export crude oil price was U.S. $63.68 per barrel, compared to U.S. $94.60 per barrel in the same period of 2022. Export sales of Deer Park as of September 30, 2022, amounted Ps. 189.2 billion, which mainly related to petroleum distillates and gasolines.

Crude oil and condensate sales increased by 44.3%, from Ps. 346.4 billion in the nine-month period ended September 30, 2021 to Ps. 499.8 billion in the nine-month period ended September 30, 2022, and in U.S. dollar terms (actual invoiced amount in U.S. dollars) increased by 40.7%, from U.S. $17.7 billion in the nine-month period ended September 30, 2021 to U.S. $24.9 billion in the nine-month period ended September 30, 2022. The weighted average price per barrel of crude oil exports in the nine-month period ended September 30, 2022 was U.S. $94.60, or 48.6% higher than the weighted average price of U.S. $63.68 in the nine-month period ended September 30, 2021.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids, increased by 94.7%, from Ps. 45.6 billion in the nine-month period ended September 30, 2021, to Ps. 88.8 billion in the nine-month period ended September 30, 2022, primarily due to a 57.7% increase in the sales price of fuel oil. There was also a 12.6% increase in the volume of fuel oil. The remaining increase in export sales of petroleum products relates to greater export sales of other products.

For the nine-month period ended September 30, 2022, the average exchange rate of the U.S. dollar against the Mexican peso was Ps. 20.2681 = U.S.$1.00, as compared to Ps. 20.1262 = U.S. $1.00 during the same period of 2021, representing a depreciation of the peso against the U.S. dollar by Ps. 0.1419 (or 0.71%), which had a favorable effect on our export sales of Ps. 12.8 billion in the nine-month period ended September 30, 2022.

Reversal of Impairment of Wells, Pipelines, Properties, Plant and Equipment, Net

Net reversal of impairment of wells, pipelines, properties, plant and equipment increased by Ps. 18.7 billion in the nine-month period ended September 30, 2022 as compared to the nine-month period ended September 30, 2021, from a net

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reversal of impairment of Ps. 38.2 billion in the nine-month period ended September 30, 2021, to a net reversal of impairment of Ps. 56.9 billion in the nine-month period ended September 30, 2022. This net reversal of impairment was primarily due to a net reversal of impairment of Ps. 11.9 billion in the cash-generating units (CGUs) of Pemex Exploration and Production, primarily due to a higher increase in crude oil prices in the first nine-month period ended September 30, 2022, as compared to the increase in prices for the same period of 2021; and a net reversal of impairment of Ps. 43.1 billion in the CGUs of Pemex Industrial Transformation, due to an increase in refined products prices.

Cost of Sales

Cost of sales increased by 74.1%, or Ps. 542.4 billion in the nine-month period ended September 30, 2022, from Ps. 732.3 billion in the nine-month period ended September 30, 2021 to Ps. 1,274.7 billion in the nine-month period ended September 30, 2022. This increase was mainly due to (1) a Ps. 481.7 billion increase in import purchases, primarily of Magna gasoline, diesel, jet fuel and liquefied petroleum gas, and an increase in the purchase price of such imports, (2) import purchases of Deer Park which amounted to Ps. 136.5 billion as of September 30, 2022, and which mainly related to crude oil, and (3) a Ps. 50.6 billion increase in exploration and extraction taxes and duties, mainly due to the recovery of hydrocarbon prices from lows reached during the initial months of the COVID-19 pandemic.

Administrative expenses and Distribution, Transportation and Sale expenses
Administrative expenses and Distribution, Transportation and Sale expenses increased by 7.3%, from Ps. 114.9 billion for the nine-month period ended September 30, 2021 to Ps. 123.3 billion for the nine-month period ended September 30, 2022, mainly due to an increase in net periodic cost of employee benefits.
Other Revenues
Other revenues increased by Ps. 24.5 billion in the nine-month period ended September 30, 2022, from Ps. 12.3 billion in the nine-month period ended September 30, 2021, to Ps. 36.8 billion in the nine-month period ended September 30, 2022. This increase was mainly due to Ps. 10.4 billion attributable to the currency translation effect resulting from the investment in the Deer Park Refinery and Ps. 10.9 in sundry income.

Other Expenses

Other expenses increased by Ps. 2.1 billion in the nine-month period ended September 30, 2022, from Ps. 3.6 billion in the nine-month period ended September 30, 2021 to Ps. 5.7 billion in the nine-month period ended September 30, 2022. This increase was mainly due to a Ps. 1.8 billion increase in expenses related to insurance claims and other claims under legal proceedings.

Financing Income

Financing income increased by Ps. 0.9 billion in the nine-month period ended September 30, 2022, from Ps. 20.1 billion in the nine-month period ended September 30, 2021 to Ps. 21.0 billion in the nine-month period ended September 30, 2022. This increase was mainly due to effects from the interest from Mexican Government bonds.
Financing Cost

Financing cost decreased by Ps. 0.6 billion in the nine-month period ended September 30, 2022, from Ps. 110.4 billion in the nine-month period ended September 30, 2021 to Ps. 109.8 billion in the nine-month period ended September 30, 2022, mainly due to the effect of the 1.3% appreciation of the peso against the U.S. dollar for the nine-month period ended September 30, 2022, as compared to depreciation of 1.8% for the same period of 2021.

Derivative Financial Instruments income (cost), Net
Derivative financial instruments (cost), net, increased by Ps. 15.9 billion, from a derivative financial instruments cost of Ps. 21.6 billion in the nine-month period ended September 30, 2021 to a derivative financial instruments cost of Ps. 37.5 billion in the nine-month period ended September 30, 2022, due to (1) a decrease in the fair value of our cross-currency swaps, arising from the appreciation of the U.S. dollar against other currencies in which our debt is denominated and (2) a net decrease in other derivative financial instruments, such as currency options.

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Foreign Exchange gain (loss), Net

A substantial portion of our debt, 84.1% as of September 30, 2022, is denominated in foreign currency. Foreign exchange income increased by Ps. 95.5 billion, from a foreign exchange (loss) of Ps. (23.4) billion in the nine-month period ended September 30, 2021 to a foreign exchange gain of Ps. 72.1 billion in the nine-month period ended September 30, 2022, primarily due to the effect of appreciation of the peso against the U.S. dollar for the nine-month period ended September 30, 2022, as compared to the depreciation of the peso against the U.S. dollar for the nine-month period ended September 30, 2021. The value of the peso in U.S. dollar terms depreciated by 1.8%, from Ps. 19.9487 = U.S. $1.00 as of December 31, 2020 to Ps. 20.3060 = U.S. $1.00 as of September 30, 2021, as compared to a 1.3% appreciation of the peso in U.S. dollar terms from Ps. 20.5835 = U.S. $1.00 as of December 31, 2021 to Ps. 20.3058 = U.S. $1.00 as of September 30, 2022.

Total Duties, Taxes and Other

The Derecho por la Utilidad Compartida (Profit-sharing Duty, or DUC) and other duties and taxes paid increased by 45.9% in the nine-month period ended September 30, 2022, from Ps. 211.3 billion in the nine-month period ended September 30, 2021 to Ps. 308.3 billion in the nine-month period ended September 30, 2022, mainly due to (1) an increase in the Profit-sharing Duty of Ps. 100.3 billion, principally driven by the 48.6% increase in the weighted average export price of Mexican crude oil, from U.S. $63.68 per barrel in the nine-months period ended September 30, 2021 to U.S. $94.60 per barrel in the nine-months period ended September 30, 2022, and (2) the favorable effect of deferred income tax of Ps. 6.4 billion mainly due to the increase in actuarial gains for the period, offset by an increase of Ps. 3.2 billion in current taxes. Duties and taxes represented 16.5% and 20.1% of total sales in the nine-month periods ended September 30, 2022 and 2021, respectively.

Net (loss) income

In the nine-month period ended September 30, 2022, we had net income of Ps. 195.6 billion, as compared to a net loss of Ps. 100.3 billion in the nine-month period ended September 30, 2021.

This reversal from net loss to net income was mainly the result of (1) a Ps. 818.1 billion increase in total sales, mainly due to (a) an increase in domestic sales prices of gasoline, diesel, jet fuel, fuel oil and liquefied petroleum gas, (b) an increase in the weighted average price of Mexican crude oil exports and export sales of Deer Park as of September 30, 2022 and (c) the recognition of incentive for automotive fuels, related to the tax credit decree for the IEPS tax on the sale of automotive fuels; (2) a Ps. 18.7 billion increase in net reversal of impairment, mainly due to an increase in crude oil and refined products prices; (3) a Ps. 95.5 billion increase in foreign exchange income, mainly due to the effect of appreciation of the peso against the U.S. dollar for the nine-month period ended September 30, 2022, as compared to the depreciation of the peso against the U.S. dollar for the nine-month period ended September 30, 2021, which was partially offset by (1) a Ps. 542.4 billion increase in cost of sales, mainly in the cost of import purchases (primarily Magna gasoline, diesel, jet fuel and liquefied petroleum gas) due to an increase in demand, which in turn was primarily the result of the gradual recovery of economic activity following the decline caused by the COVID-19 pandemic, and (2) a Ps. 97.0 billion increase in taxes and duties, mainly due to a 48.6% increase in the weighted average export price of Mexican crude oil.

Other comprehensive results

In the nine-month period ended September 30, 2022, we reported a total comprehensive income of Ps. 440.4 billion as compared to a total comprehensive income of Ps. 146.2 billion in the nine-month period ended September 30, 2021, mainly due to the recognition of actuarial gains for employee benefits as a result of an increase in the expected discount rate of return on plan assets used in the actuarial computation method; offset by an increase of Ps. 19.9 billion in negative currency translation effect.

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Results of Operations of PEMEX—For the three months ended September 30, 2022 compared to the three months ended September 30, 2021.

	Three months ended
	September 30,
	2022(1)				2021
	(millions of pesos or U.S. dollars)
Net sales:
Domestic	Ps.	320,777	US$	15,797	Ps.	189,523
Incentive for automotive fuels	28,665		1,412		—
Export	280,080		13,793		193,772
Services income	1,293		64		1,414
Total of sales	630,815		31,066		384,709
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	(7,254)		(357)		6,050
Cost of sales	475,937		23,438		268,452
Gross income	147,624		7,271		122,307
Distribution, transportation and sale expenses	4,261		210		2,477
Administrative expenses	37,760		1,860		38,240
Other revenues	12,726		627		6,865
Other expenses	(2,256)		(111)		(2,613)
Operating income	116,073		5,717		85,842
Financing income	3,653		180		4,863
Financing (cost)	(45,544)		(2,243)		(36,249)
Derivative financial instruments (cost), net	(12,983)		(639)		(9,274)
Foreign exchange (loss), net	(9,344)		(460)		(47,004)
Profit sharing in joint ventures and associates	71		3		42
Income (loss) before duties, taxes and other	51,926		2,558		(1,780)
Total duties, taxes and other	103,960		5,120		75,464
Net (loss)	(52,034)		(2,562)		(77,244)
Total other comprehensive results	105,543		5,198		5,162
Total comprehensive income (loss)	Ps.	53,509	U.S.$	2,636	Ps.	(72,082)
_____________
Note: Numbers may not add up precisely to the totals provided due to rounding.
(1) Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 20.3058 = U.S. 1.00 at September 30, 2022. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
Source: PEMEX’s unaudited condensed consolidated interim financial statements as of and for the periods ended September 30, 2022 and 2021.
Total Sales
Total sales increased by 64.0% or Ps. 246.1 billion in the three-month period ended September 30, 2022, from Ps. 384.7 billion in the three-month period ended September 30, 2021 to Ps. 630.8 billion in the three-month period ended September 30, 2022, mainly due to increases in the domestic sales price of gasoline, diesel, jet fuel, fuel oil, and natural gas and a 52.9% increase in the weighted average price of Mexican crude oil for export sales. This increase in total sales was due to price increases (approximately 31.8%), increases in volume (approximately 31.1%), the recognition of product sales by Deer Park (approximately 25.4%), foreign currency variations (approximately 0.1%) and an approximately 11.6% increase in incentive for automotive fuels arising from the IEPS tax credit decree. From July 1 to September 30, 2021, the weighted average Mexican export crude oil price was U.S. $63.33 per barrel, as compared to U.S. $96.85 per barrel for the same period in 2022.

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Domestic Sales
Domestic sales increased by 69.3% in the three-month period ended September 30, 2022, from Ps. 189.5 billion in the three-month period ended September 30, 2021 to Ps. 320.8 billion in the three-month period ended September 30, 2022, mainly due to increases in the sales price of gasoline, diesel, jet fuel, fuel oil and natural gas. Domestic sales of petroleum products increased by 72.6% in the three-month period ended September 30, 2022, from Ps. 148.6 billion in the three-month period ended September 30, 2021 to Ps. 256.5 billion in the three-month period ended September 30, 2022, mainly due to a 9.5% increase in the sales price of gasoline, 42.7% increase in the sales price of diesel, 70.5% increase in the sales price of jet fuel, 21.8% increase in the sales price of fuel oil, 44.5% increase in the sales volume of Magna gasoline, 93.3% increase in the sales volume of diesel and 32.8% increase in the sales volume of jet fuel.

Domestic sales of natural gas increased by 78.8% in the three-month period ended September 30, 2022, from Ps. 9.9 billion in the three-month period ended September 30, 2021 to Ps. 17.7 billion in the three-month period ended September 30, 2022, mainly due to a 36.0% increase in its average sales price and a 30.5% increase in sales volume.

Domestic sales of liquefied petroleum gas increased by 2.5% in the three-month period ended September 30, 2022, from Ps. 15.8 billion in the three-month period ended September 30, 2021 to Ps. 16.2 billion in the three-month period ended September 30, 2022, mainly as a result of a 2.6% increase in its sales volume.

Incentive for automotive fuels
We recognized Ps. 28.7 billion in the three-month period ended September 30, 2022, related to the IEPS tax credit decree. For more information on the IEPS decree, please see “Incentive for automotive fuels” below.

Export Sales

Export sales increased by 44.5% in peso terms in the three-month period ended September 30, 2022 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps. 193.8 billion in the three-month period ended September 30, 2021 to Ps. 280.1 billion in the three-month period ended September 30, 2022. This increase was mainly due to a 52.9% increase in the weighted average Mexican export crude oil price in the three-month period ended September 30, 2022, as compared to the three-month period ended September 30, 2021. From July 1 to September 30, 2021, the weighted average Mexican export crude oil price was U.S. $63.33 per barrel, compared to U.S. $96.85 per barrel in the same period of 2022. Export sales of Deer Park in the three-month ended September 30, 2022 amounted Ps. 62.5 billion, which mainly related to petroleum distillates and gasolines.

Crude oil and condensate sales increased by 25.8%, from Ps. 133.0 billion in the three-month period ended September 30, 2021 to Ps. 167.3 billion in the three-month period ended September 30, 2022, and in U.S. dollar terms (actual invoiced amount in U.S. dollars) increased by 19.4%, from U.S. $6.7 billion in the three-month period ended September 30, 2021 to U.S. $8.0 billion in the three-month period ended September 30, 2022. The weighted average price per barrel of crude oil exports in the three-month period ended September 30, 2022 was U.S. $96.85, or 52.9% higher than the weighted average price of U.S. $63.33 in the three-month period ended September 30, 2021.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids, increased by 76.4%, from Ps. 17.8 billion in the three-month period ended September 30, 2021 to Ps. 31.4 billion in the three-month period ended September 30, 2022, primarily due to a 42.0% increase in the sales price of fuel oil and a 17.4% increase in the volume of fuel oil. The remaining increase in export sales of petroleum products relates to other products.

For the three-month period ended September 30, 2022, the average exchange rate of the U.S. dollar against the peso was Ps. 20.2930= U.S. $1.00, as compared to Ps. 20.1418 = U.S. $1.00 during the same period of 2021, representing a depreciation of the peso against the U.S. dollar by Ps. 0.1512 (or 0.75%), which had an unfavorable effect on our export sales of Ps. 0.2 billion in the three-month period ended September 30, 2022.
Impairment of Wells, Pipelines, Properties, Plant and Equipment, Net

Net impairment of wells, pipelines, properties, plant and equipment increased by Ps. 13.4 billion in the three-month period ended September 30, 2022 as compared to the three-month period ended September 30, 2021, from a net reversal of impairment of Ps. 6.1 billion in the three-month period ended September 30, 2021, to a net impairment of Ps. 7.3 billion in the same period of 2022. This net impairment was primarily due to Ps. 9.6 billion in the CGUs of Pemex Exploration and Production, primarily due to a decrease in crude oil prices in three-month period ended September 30, 2022, as compared to the increase in prices for the same period of 2021; and a net reversal of impairment of Ps. 2.3 billion

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in the CGUs of Pemex Industrial Transformation due to an increase in refined products prices in three-month period ended September 30, 2022, as compared to the same period of 2021.
Cost of Sales

Cost of sales increased by 77.2%, or Ps. 207.4 billion in the three-month period ended September 30, 2022, from Ps. 268.5 billion in the three-month period ended September 30, 2021 to Ps. 475.9 billion in the three-month period ended September 30, 2022. This increase was mainly due to (1) a Ps. 204.9 billion increase in import purchases, primarily consisting of gasoline, diesel, jet fuel and natural gas, and an increase in the purchase price of such imports, and (2) a Ps. 13.4 billion increase in exploration and extraction taxes and duties, mainly due to the recovery of hydrocarbon prices from lows reached during the initial months of the COVID-19 pandemic.
Administrative expenses and Distribution, Transportation, and Sale expenses

Administrative expenses and Distribution, Transportation and Sale expenses increased by 3.4%, from Ps. 40.7 billion for the three-month period ended September 30, 2021 to Ps. 42.1 billion for the three-month period ended September 30, 2022, mainly due to an increase in freight costs and taxes.
Other Revenues

Other revenues increased by Ps. 5.8 billion in the three-month period ended September 30, 2022, from Ps. 6.9 billion in the three-month period ended September 30, 2021 to Ps. 12.7 billion in the three-month period ended September 30, 2022. This increase was mainly due to Ps. 3.6 billion in sundry income.

Other Expenses

Other expenses decreased by Ps. 0.3 billion in the three-month period ended September 30, 2022, from Ps. 2.6 billion in the three-month period ended September 30, 2021 to Ps. 2.3 billion in the three-month period ended September 30, 2022. This decrease was mainly due to a Ps. 1.9 billion decrease in claims under legal proceedings offset by an increase of Ps. 1.0 billion in loss from derecognition of wells, pipelines, properties, plant and equipment.
Financing Income

Financing income decreased by Ps. 1.2 billion in the three-month period ended September 30, 2022, from Ps. 4.9 billion in the three-month period ended September 30, 2021 to Ps. 3.7 billion in the three-month period ended September 30, 2022. This decrease was mainly due to effects from the recognition of changes in accounts receivable as a result of the sale of hydrocarbons to Asia.
Financing Cost

Financing cost increased by Ps. 9.3 billion in the three-month period ended September 30, 2022, from Ps. 36.2 billion in the three-month period ended September 30, 2021 to Ps. 45.5 billion in the three-month period ended September 30, 2022, mainly due to the effect of a 0.07% appreciation of the peso against the U.S. dollar for the three-month period ended September 30, 2022, as compared to an appreciation of 0.3% for the same period of 2021.
Derivative Financial Instruments (cost), net

Derivative financial instruments (cost), net, increased by Ps. 3.7 billion, from Ps. 9.3 billion to Ps. 13.0 billion in the three-month period ended September 30, 2022, due to (1) a decrease in the fair value of our cross-currency swaps, arising from the appreciation of the U.S. dollar against other currencies in which our debt is denominated, and (2) a net decrease in other derivative financial instruments, such as currency options.
Foreign Exchange Loss, Net

A substantial portion of our debt, 84.1% as of September 30, 2022, is denominated in foreign currency. Foreign exchange loss decreased by Ps. 37.7 billion, from Ps. 47.0 billion in the three-month period ended September 30, 2021 to Ps. 9.3 billion in the three-month period ended September 30, 2022, primarily due to the effect of lower depreciation of the

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peso against the U.S. dollar for the three-month period ended September 30, 2022, as compared to the same period of 2021. The value of the peso in U.S. dollar terms depreciated by 2.5%, from Ps. 19.8027 = U.S. $1.00 as of June 30, 2021 to Ps. 20.3060 = U.S. $1.00 as of September 30, 2021, as compared to a 1.6% depreciation of the peso in U.S. dollar terms from Ps. 19.9847 = U.S. $1.00 as of June 30, 2022 to Ps. 20.3058 = U.S. $1.00 as of September 30, 2022.
Total Duties, Taxes and Other

The Profit-Sharing Duty and other duties and taxes increased by 37.7% in the three-month period ended September 30, 2022, from Ps. 75.5 billion in the three-month period ended September 30, 2021 to Ps. 104.0 billion in the three-month period ended September 30, 2022, mainly due to an increase in the Profit-sharing Duty of Ps. 28.5 billion, principally driven by the 52.9% increase in the weighted average export price of Mexican crude oil, from U.S. $63.33 per barrel in the three-month period ended September 30, 2021 to U.S. $96.85 per barrel in the three-month period ended September 30, 2022; which was partially offset by the favorable effect of deferred income tax of Ps. 1.5 billion, offset by an increase of Ps. 1.5 billion in current taxes. Total duties, taxes and other represented 17.3% and 19.6% of total sales in the three-month periods ended September 30, 2022 and 2021, respectively.
Net Loss

In the three-month period ended September 30, 2022, we had a net loss of Ps. 52.0 billion, as compared to a net loss of Ps. 77.2 billion in the three-month period ended September 30, 2021.

This decrease in net loss was mainly the result of (1) a Ps. 246.1 billion increase in total sales, mainly due to (a) an increase in the domestic sales price of gasoline, diesel, jet fuel, fuel oil and natural gas, (b) an increase in the weighted average price of Mexican crude oil exports and export sales of Deer Park as of September 30, 2022, and (c) the recognition of incentive for automotive fuels, related to the tax credit decree for the IEPS tax on the sale of automotive fuels; and (2) a Ps. 37.6 billion decrease in foreign exchange loss, mainly due to the effect of lower depreciation of the peso against the U.S. dollar for the three-month period ended September 30, 2022, as compared to the same period of 2021; which was partially offset by (1) a Ps. 207.5 billion increase in cost of sales, mainly in cost of import purchases (primarily gasoline, diesel, jet fuel and natural gas) due to an increase in demand, which in turn was primarily the result of the gradual recovery of economic activity following the decline caused by the COVID-19 pandemic; (2) a Ps. 13.3 billion increase in impairment, mainly due to an decrease in crude oil prices; (3) a Ps. 3.8 billion increase in derivative financial instruments cost, mainly due to a decrease in the fair value of our cross-currency swaps arising from the appreciation of the U.S. dollar against other currencies in which our debt is denominated, and a net decrease in other derivative financial instruments, such as currency options; and (4) a Ps. 28.5 billion increase in taxes and duties, mainly due to a 52.9% increase in the weighted average export price of Mexican crude oil.
Other comprehensive results

In the three-month period ended September 30, 2022, we reported a total comprehensive income of Ps. 53.5 billion as compared to a total comprehensive loss of approximately Ps. 72.0 billion in the three-month period ended September 30, 2021, mainly due to the recognition of actuarial gains for employee benefits as a result of an increase in the expected discount rate of return on plan assets used in the actuarial computation method and currency translation effect.

Incentive for automotive fuels

On March 4, 2022, the Mexican Government published a decree in the Official Gazette of the Federation establishing a tax incentive pursuant to which PEMEX can recover the difference between the international reference price of gasoline and the price at which the gasoline is traded in the domestic market. This incentive is included as a separate line item in the Statement of Comprehensive Income.

Disclosure of reclassifications from Other revenues to Incentive for automotive fuels

For the three and nine month periods ended September 30, 2022, we reclassified Ps. 28,665 million and Ps. 103,721 million, respectively, from “Other revenues” to “Incentive for automotive fuels” line items, reported in the statement of comprehensive income, related to the tax incentive pursuant to which we can recover the difference between the international reference price of gasoline and the price at which the gasoline is sold in the domestic market.

For the three-month periods ended March 31, 2022, and June 30, 2022, and for the six-month period ended June 2022, we also reclassified these concepts to conform their presentation to the one of the Statement of comprehensive

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income for the three and nine month period ended September 30, 2022. These reclassifications did not have an impact in “Operating income” nor in “Net income” line items in any of the reported periods.

The reclassifications were as follows:

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income
For the three-month period ended March 31, 2022
(millions of pesos)
Line item		Previously Reported	Reclassification	Updated

Incentive for automotive fuels	Ps.	—	10,526	10,526
Total of sales		506,795	10,526	517,321
Gross income		197,687	10,526	208,213
Other revenues		30,265	(10,526)	19,739
Operating income		184,451	—	184,451
Net income		122,494	—	122,494

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income
For the three-month period ended June 30, 2022
(millions of pesos)
Line item		Previously Reported	Reclassification	Updated

Incentive for automotive fuels	Ps.	—	64,529	64,529
Total of sales		655,248	64,529	719,777
Gross income		229,686	64,529	294,215
Other revenues		68,863	(64,529)	4,334
Operating income		257,390	—	257,390
Net income		125,155	—	125,155

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income
For the six-month period ended June 30, 2022
(millions of pesos)
Line item		Previously Reported	Reclassification	Updated

Incentive for automotive fuels	Ps.	—	75,055	75,055
Total of sales		1,162,043	75,055	1,237,098
Gross income		427,373	75,055	502,428
Other revenues		99,128	(75,055)	24,073
Operating income		441,841	—	441,841
Net income		247,649	—	247,649

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Liquidity and Capital Resources

Overview

Our liquidity as of September 30, 2022 improved, despite a decrease in cash and cash equivalents. Under the definition of liquidity as funds available under our lines of credit, as well as cash and cash equivalents, we had an increase in our liquidity position as of September 30, 2022, of Ps. 34.1 billion as compared to December 31, 2021.

Our principal use of funds in the first nine months of 2022 was the payment of debt maturities and capital expenditures. We met the requirement to pay such debt maturities primarily with cash flows from loans obtained from financial institutions of Ps. 759.2 billion and with Mexican Government equity capital contributions of Ps. 108.0 billion.

We also received proceeds from the FONADIN in the amount of Ps. 23.0 billion for the purchase of the remaining 50.005% of participation in Deer Park Refinery in the month of January 2022.

Our net cash flow from operating activities amounted to Ps. 297.6 billion and our net cash flow used in investing activities amounted Ps. (274.4) billion, which included Ps. (275.8) billion used in the acquisition of wells, pipelines, properties, plant and equipment, intangible assets, other assets and our business acquisition of the 50.005% interest in the Deer Park Refinery.

Our 2022 budget included Ps. 45.1 billion related to capital contributions for our subsidiary company PTI Infraestructura de Desarrollo, which is developing the construction of the Dos Bocas Refinery. For budgetary purposes, these capital contributions were classified as a financial investment, rather than a capital expenditure. As of September 30, 2022, payments in advance to contractors for the construction of the Dos Bocas Refinery, increased by Ps. 4.9 billion from Ps. 35.9 billion as of December 31, 2021 to Ps. 40.8 billion as of September 30, 2022.

As of September 30, 2022, we owed our suppliers Ps. 262.7 billion as compared to Ps. 264.1 billion as of December 31, 2021. Despite these obligations, we anticipate that net cash flows from our operating and financing activities, together with equity capital contributions from the Mexican Government, and cash and cash equivalents, will be sufficient to meet our working capital, debt service and capital expenditure requirements in 2022. In collaboration with the Mexican Government, we have begun to implement initiatives intended to help us meet our working capital needs, continue to service our debt as it comes due and improve our capital expenditure programs. We are also in the process of developing and refining our new long-term business plan.

The Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2022 (the Federal Revenue Law for the Fiscal Year 2022) applicable to us as of January 1, 2022, provides for our incurrence of up to Ps. 65.0 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.

We have a substantial amount of debt, including a substantial amount of short-term debt. Due to our heavy tax burden, our cash flow from operations in recent years has not been sufficient to fund our capital expenditures and other expenses and, accordingly, and although our debt has decreased, our working capital continued to deteriorate. For 2022, crude oil prices have improved but continue to be volatile. As of September 30, 2022, the weighted average Mexican crude oil export price was U.S. $77.16 per barrel, an increase of U.S. $5.87 per barrel as compared to the average price as of December 31, 2021, which was U.S. $71.29 per barrel. Any future decline in international crude oil and natural gas prices will have a negative impact on our results of operations and financial condition.

Periods of low oil prices and declining production have also had a negative impact on our ability to generate positive cash flows, which, together with our heavy tax burden, has further exacerbated our ability to fund our capital expenditures and other expenses. Despite the relatively low and fluctuating oil prices and our heavy tax burden, our cash flow from operations for the nine-month period ended September 30, 2022, together with our funds from financing activities, was sufficient to fund our capital expenditures and other expenses. We expect that net cash flows from our operations and financing activities will also be sufficient to meet our working capital requirements, debt service and capital expenditures for 2022.

As of September 30, 2022, our total debt, including accrued interest, was Ps. 2,132.8 billion (U.S. $105.0 billion), in nominal terms, which represents a 5.2% decrease compared to our total debt, including accrued interest, of 2,249.7 billion (U.S. $110.8 billion) as of December 31, 2021. As of September 30, 2022, Ps. 762.1 billion (U.S. $37.5 billion) or 35.7%

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of our existing total debt, including accrued interest, is scheduled to mature in the next three years. Our working capital increased from a negative working capital of Ps. 464.3 billion (U.S. $22.9 billion) as of December 31, 2021 to a negative working capital of Ps. 321.5 billion (U.S. $15.8 billion) as of September 30, 2022. Our level of debt may increase further in the short or medium term, as a result of new financing activities or future depreciation of the peso as compared to the U.S. dollar and may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, drawdowns under our available credit facilities and refinancing our existing indebtedness, repurchase transactions and equity capital contributions from the Mexican Government. These actions are described in Note 18 to our unaudited condensed consolidated interim financial statements.

We currently have a substantial amount of employee benefits liabilities. Employee benefits were 29.3% of our total liabilities as of September 30, 2022, and any adjustments recorded will affect our net income and/or comprehensive net income during the corresponding period. As of September 30, 2022, our substantial unfunded reserve for retirement pensions and seniority premiums was Ps. 1,148.7 billion.

Ratings measure our creditworthiness and the likelihood of timely payment of our long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Our current ratings and ratings outlook depend, in part, on economic conditions and other factors that affect credit risk and are outside our control, as well as assessments of the creditworthiness of the Mexican Government. Certain ratings agencies have recently lowered Mexico’s credit ratings and their assessment of Mexico’s creditworthiness has and may further affect our credit ratings.

Further downgrades of our credit ratings, particularly those below investment grade, may have material adverse consequences on our ability to access the financial markets and/or our cost of financing. In turn, this could significantly harm our ability to meet our existing obligations, financial condition and results of operations.

If such constraints occur at a time when our cash flow from operations is less than the resources necessary to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to further reduce our planned capital expenditures, implement further austerity measures and/or utilize alternative financing mechanisms that do not constitute public debt. A reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Additionally, such measures may not be sufficient to permit us to meet our obligations. For more information regarding our credit ratings, please see “Item 5—Selected Financial Data—Liquidity and Capital Resources” in our Form 20-F.

Going Concern
Our unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that we can meet our payment obligations as they become due. As we describe in Notes 18 and 20 to our unaudited condensed consolidated interim financial statements included herein, there exists significant doubts concerning our ability to continue operating as a going concern. We discuss the circumstances that have caused these negative trends, as well our plans to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies in Notes 18 and 20 to our unaudited condensed consolidated interim financial statements included herein. We intend to continue taking actions to improve our results of operations, capital expenditure plans and financial condition. We continue operating as a going concern, and our unaudited condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Liquidity Position

We define liquidity as funds available under our lines of credit as well as cash and cash equivalents. The following table summarizes our liquidity position as of September 30, 2022 and December 31, 2021.

	As of
	September 30, 2022		December 31, 2021
	(millions of pesos)
Amounts available under existing credit facilities	Ps.	49,352	Ps.	1,029
Cash and cash equivalents	62,271		76,506
Liquidity	Ps.	111,623	Ps.	77,535

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As of September 30, 2022, we had a total amount of U.S. $7,664 million and Ps. 37,000 million in credit lines in order to provide liquidity, subject to our authorized net indebtedness. As of September 30, 2022, U.S. $1,150 million and Ps. 26,000 million were available under these credit lines.

Cash Flows from Operating, Investing and Financing Activities

During the first nine months of 2022, net cash flows from operating activities increased to Ps.297.6 billion, as compared to net cash flows used in operating activities, which totaled Ps.99.6 billion in the first nine months of 2021. During the first nine months of 2022, our net cash flows used in investing activities increased to Ps. (274.4) billion, as compared to Ps. (179.0) billion in the same period of 2021. During the first nine months of 2022, new financings totaled Ps. 759.2 billion and payments of principal and interest totaled Ps. (922.4) billion, as compared to Ps. 1,058.9 billion and Ps. (1,151.2) billion, respectively, during the first nine months of 2021. During the first nine months of 2022, we applied net funds of Ps. (275.8) billion to acquisitions of wells, pipelines, properties, plant and equipment, other assets, intangible assets and acquisition of the 50.005% interest in the Deer Park Refinery, as compared to Ps. (179.4) billion for the same period of 2021.

As of September 30, 2022, our cash and cash equivalents totaled Ps. 62.3 billion, as compared to Ps. 76.5 billion as of December 31, 2021. See Note 9 to our unaudited condensed consolidated interim financial statements included herein for more information about our cash and cash equivalents.

The following table summarizes our sources and uses of cash for the nine-month periods ended September 30, 2022 and 2021:

	Nine months ended September 30,
	2022		2021
	(millions of pesos)
Net cash flows from operating activities	Ps.	297.6	Ps.	99.6
Net cash flows (used in) investing activities	(274.4)		(179.0)
Net cash flows (used in) from financing activities	(33.6)		72.4
Effects of foreign exchange on cash balances	(3.9)		6.6
Net (decrease) in cash and cash equivalents	Ps.	(14.3)	Ps.	(0.4)

Note: Numbers may not add up precisely to the totals provided due to rounding.

Recent Financing Activities

During the period from October 1, 2022 to December 7 , 2022, we participated in the following financing activities:

•On October 7, 2022, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.1,500,000,000 due in 180 days, bearing interest at a floating rate linked to 28-day TIIE plus 195 basis points.

•On October 17, 2022, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.1,000,000,000 due in 180 days, bearing interest at a floating rate linked to 28-day TIIE plus 195 basis points.

•On October 18, 2022, Petróleos Mexicanos issued a promissory note for the principal amount of U.S. $ 75,000,000 due in 70 days, bearing interest at a floating rate linked to 3-month SOFR plus 251 basis points.

•On October 28, 2022, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 500,000,000 bearing interest at a floating rate linked to 28-day TIIE plus 225 basis points, maturing in April 2023.

•On November 9, 2022, Petróleos Mexicanos issued subscribed a new revolving credit line for the amount of Ps. 20,500,000,000 bearing interest at a floating rate linked to 28-day TIIE plus 350 basis points, maturing in November 2025.

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•On November 14, 2022, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 1,300,000,000 bearing interest at a floating rate linked to 91-day TIIE plus 280 basis points, maturing in February 2023.

•On November 15, 2022, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 5,000,000,000 bearing interest at a floating rate linked to 28-day TIIE plus 235 basis points, maturing in December 2022.

For our financing activities for the period from January 1, 2022 to April 22, 2022, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities—2022 Financing Activities” in the Form 20-F. As of September 30, 2022, and as of the date of this report, we were not in default under any of our financing agreements.

Advance Payments for the Future Sale of Turbosine
On July 20 and 21, 2022, Pemex Industrial Transformation received advance payments for the future sale of turbosine of Ps. 17.6 billion and U.S.$ 0.307 billion, to increase the level of crude conversion at the Miguel Hidalgo Refinery, reducing the production of fuel oil and increasing the production of high-value petroleum products, such as diesel and gasoline; to comply with environmental legislation by producing gas, gasoline and diesel of Ultra Low Sulfur (UBA) quality. PEMEX recognized the cash received in cash and cash equivalents and a liability of customers’ advance payments, see Note 8 to our unaudited condensed consolidated interim financial statements included herein for more information.

Capital Expenditures

On September 30, 2022, the adjusted capital expenditures budget represented an increase of 5.2% in comparison to the initial budget for 2022. The amount was allocated primarily (1) to the National Refining System (NRS) rehabilitation program to address critical risks to our facilities, restoring reliability of assets, improving efficiency, stabilizing our crude oil processing and for the residual use of the Tula refinery project; (2) to ensure the reliability of production facilities as well as processes safety, maintain our operational continuity and the integrity of our facilities in other business lines and information systems equipment and security, among other issues. The adjusted budget of Ps. 239,001 million represents an increase of 48.0% of that spent during 2021.

As of September 30, 2022, we have spent Ps. 136,431 million, or 57.1%, of the total capital expenditures budget for 2022, which is 84.5% of the amount spent during 2021. Regarding financial investments, we spent Ps. 84,475 million, or 97.2%, of the financial investments budget for 2022. Capital expenditures amounts are derived from our budgetary records, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in our consolidated financial statements prepared in accordance with IFRS.

The following table shows our capital expenditures budget for 2022, excluding non-capitalizable maintenance, the adjusted budget as of September 30, 2022 and the amounts spent during the first nine months of 2022 by each productive state-owned subsidiary and the same information for financial investments.

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Capital Expenditures and Budget by Subsidiary

	2022 Original Budget (1)		Adjusted Budget (2)		Actual spent as of September 30, 2022
	(in millions of pesos)
Capital Expenditures
Pemex Exploration and Production	Ps.	208,852	Ps.	196,354	Ps.	119,982
Pemex Industrial Transformation	9,926		33,332		12,019
Pemex Logistics	7,456		7,780		3,852
Petróleos Mexicanos	854		1,535		579
Total capital expenditures	Ps.	227,088	Ps.	239,001	Ps.	136,432
Financial investments Budget
Equity contributions to a subsidiary company for the construction and administration of the Dos Bocas Refinery	45,000		60,911		58,511
Equity contributions to the subsidiaries of our fertilizers business line	2,439		3,243		3,243
Capitalization to the subsidiaries for the Acquisition of the Deer Park Refinery	22,721		22,721		22,721
Total financial investment	Ps.	70,160	Ps.	86,875	Ps.	84,475
_________________
Note: Numbers may not add up precisely to the totals provided due to rounding.
(1)Amended budget to the original budget authorized on January 31, 2022. The original budget was published in the Official Gazette of the Federation on November 29, 2021.
(2)Adjusted budget authorized on September 30, 2022.

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Business Overview
Production
Our selected summary operating data is set forth below.

	Nine months ended September 30,
	2022		2021		Change	%
Operating Highlights
Production
Liquids (tbpd) (1)(3)	1,758		1,731		27.0	1.6
Natural gas (mmcfpd) (2)(3)	3,851		3,683		168.0	4.6
Petroleum products (tbpd) (4)	815		707		108.0	15.3
Dry gas from units (mmcfpd)	2,268		2,057		211.0	10.3
Natural gas liquids (tbpd)	164		171		(7.0)	(4.1)
Petrochemicals (tt)	1,015		1,020		(5.0)	(0.5)
Average crude oil exports (tbpd)(5)
Isthmus	283.5		174.0		109.5	62.9
Maya	680.4		851.2		(170.8)	(20.1)
Total	963.9		1,025.2		(61.3)	(6.0)
Value of crude oil exports (value in millions of U.S. dollars)(5)	U.S. $	24,728.13	U.S. $	17,562.88	7,165.3	40.8
Average PEMEX crude oil export prices per barrel(6)
Isthmus	U.S. $	97.50	U.S. $	64.23	33.3	51.8
Maya	92.67		62.59		30.1	48.1
Weighted average price(7)	U.S. $	93.97	U.S. $	62.75	31.2	49.8
West Texas Intermediate crude oil average price per barrel(8)	U.S. $	98.27	U.S. $	65.11	33.2	50.9
________________
Note: Numbers may not add up precisely to the totals provided due to rounding.

Tbpd = thousands of barrels per day
    mmcfpd = millions of cubic feet per day.
Tt = thousands of tons
    n.a. = not available
(1)Includes crude oil and condensates.
(2)Gas production does not include nitrogen.
(3)Does not consider the production of oil and gas corresponding to the partner.
(4)Gasoline production does not consider transfers.
(5)The volume and value of crude oil exports reflects customary adjustments by P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading Designated Activity Company (formerly P.M.I. Trading, Ltd., which we refer to as P.M.I. Trading DAC), P.M.I. Norteamérica, S.A. de C.V., (which we refer to as PMI-NASA, and, together with PMI and P.M.I. Trading DAC, we collectively refer to as the PMI Subsidiaries) to reflect the percentage of water in each shipment as of September 30, 2022.
(6)Average price during period indicated based on billed amounts.
(7)On December 7, 2022, the weighted average price of our crude oil export mix was U.S.$61.86 per barrel.
(8)On December 7, 2022, the West Texas Intermediate crude oil spot price was U.S.$72.01 per barrel.
Source: Petróleos Mexicanos and the PMI Subsidiaries.

Daily production of liquids increased by 1.6% in the first nine months of 2022, from 1,731 thousand barrels per day in the first nine months of 2021 to 1,758 thousand barrels per day in the first nine months of 2022. This increase was mainly due to:

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•a 101.5% and 27.0% increase in the production of super light crude oil and condensates respectively, of the Itta, Ixachi, Koban, Mulach, Pokché, Quesqui, Tlacame, Tlamatini and Tupilco Profundo fields, as well as improved field performance.

        Partially affected by:

•a 8.8% decrease in the production of heavy crude oil, primarily due to declining production at certain mature fields of the Ku-Maloob-Zaap business unit, as well as by failures in electric centrifugal pumping equipment in some wells in the Northeast Marine Region.

During the first nine months of 2022, natural gas production increased by 4.6%, from 3,683 million cubic feet per day in the first nine months of 2021 to 3,851 million cubic feet per day in the same period of 2022. This increase in production was primarily a result of:
•a 2.6% increase in associated gas production, primarily due to an increase in the production of the Quesqui and Tupilco Profundo fields as well as improved field performance; and

•a 9.7% increase in non-associated gas production, mainly due to the incorporation of the production of the Ixachi and Koban fields.

Production of petroleum products increased by 15.3% in the first nine months of 2022, from 707 thousand barrels per day in the first nine months of 2021 to 815 thousand barrels per day in the first nine months of 2022. The production of petroleum products in the first nine months of 2022 was composed of 257 thousand barrels of gasoline, 148 thousand barrels of diesel, 32 thousand barrels of jet fuel, and 378 thousand barrels of other petroleum products and LPG. The increase in the production of oil products is explained by higher crude oil process during the period from January to September 2022, as a result of the continuity in the NRS rehabilitation program.

The production of distillates (gasoline, diesel and jet fuel) in the NRS increased by 73 thousand barrels per day in the first nine months of 2022 as compared to the first nine months of 2021. This result was supported by the following refineries: Tula with a production of 94 thousand barrels per day, Salina Cruz with 88 thousand barrels per day, Cadereyta with 75 thousand barrels per day, Salamanca with 72 thousand barrels per day, Minatitlán with 58 thousand barrels per day, and Madero with 50 thousand barrels per day.

During the first nine months of 2022, dry gas production increased by 10.3%, as compared to the same period of 2021. This performance was mainly explained by higher gas production at Cactus, Nuevo Pemex and La Venta gas processing complexes.

During the first nine months of 2022, natural gas liquids production decreased by 4.1%, as compared to the same period of 2021.

During the first nine months of 2022, the production levels of petrochemical products decrease by 0.5% as compared to the same period of 2021. The best performing chains were:

•an 86 thousand ton increase in the production of sulfur due to higher sulfur production in the Ciudad Pemex gas processing complex and in all NRS refineries;

•a 53 thousand ton increase in ammonia production, derived from the continuous and stable operation of the ammonia VI plant of the Cosoleacaque petrochemical complex since February 2022; and

•a 56 thousand ton increase in the production of other petrochemicals, mainly due to the increased production of carbon dioxide at the Cosoleacaque petrochemical complex.
Impacts of the COVID-19 Pandemic in 2022

As of the date of this report on Form 6-K, all of PEMEX’s operations have continued without interruptions related to COVID-19. In accordance with the business continuity plan, PEMEX has limited its workforce’s access to the facilities, for which PEMEX implemented alternating shifts and allowed a portion of the workforce to continue working

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remotely. In addition, PEMEX has implemented sanitizing and disinfecting measures in its facilities and the use of instruments and other equipment to monitor infection risks.

The extent to which COVID-19 or other health pandemics or epidemics may continue to impact Mexico, the Mexican economy and the global economy and, in turn, PEMEX’s business and its results of operations and financial condition, is highly uncertain and will depend on numerous evolving factors that cannot be predicted.

For further information regarding the impact of the COVID-19 pandemic on us, see “Item 3–—Risk Factors Related to Our Operations—Crude oil and natural gas prices are volatile and low crude oil and natural gas prices adversely affect our income and cash flows and the amount of hydrocarbon reserves that we have the right to extract and sell”, “Item 3––Risk Factors The outbreak of COVID-19 has had and may continue to have an adverse effect on our business, results of operations and financial condition” and “Item 5—Overview” in our Form 20-F.

Russian activities in Ukraine and related destabilization of world energy markets

PEMEX’s revenues and profitability are heavily dependent on the prices it receives from sales of oil and natural gas. Oil prices are particularly sensitive to actual and perceived threats to global political stability and to changes in production from OPEC member states. An actual or threatened increase in Russian activities in Ukraine could lead to increased volatility in global oil and gas prices. Destabilization of global oil and gas prices could reduce the price received from PEMEX’s sales of oil and natural gas and adversely affect PEMEX’s results and profitability. Increases in oil and gas prices may not persist and could be followed by price decreases based on factors beyond PEMEX’s control, including geopolitical events.

Industrial Transformation

In the third quarter of 2022, crude oil process averaged 807 thousand barrels per day, an increase of 16%, as compared to the same period of 2021, as a result of the continuity of the NRS rehabilitation program. In addition, primary distillation utilization capacity averaged 49%, which is a 6.8 points increase as compared to the third quarter of 2021.

Deer Park Refinery

In January 2022, we acquired the remaining 50.005% interest in the Deer Park Refinery. For further information related to the Deer Park acquisition, see Note 12 of our unaudited condensed consolidated interim financial statements included herein.

Regarding the performance of the Deer Park Refinery, from January 20, 2022 to September 30, 2022, this asset processed 282 million barrels per day (Mbd) of crude oil and produced 300 Mbd of petroleum products, of which 84.3% were distillates. Currently, we are in the process of assessing the overall integration of the Deer Park Refinery into our refining operations.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: /s/ Jose Alberto Jiménez Hernández .
José Alberto Jiménez Hernández
Associate Managing Director of Finance

Date: December 20, 2022

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FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•exploration and production activities, including drilling;
•activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;
•activities relating to our lines of business;
•projected and targeted capital expenditures and other costs;
•trends in international and Mexican crude oil and natural gas prices;
•liquidity and sources of funding, including our ability to continue operating as a going concern;
•farm-outs, joint ventures and strategic alliances with other companies; and
•the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining
•margins and prevailing exchange rates;
•credit ratings and limitations on our access to sources of financing on competitive terms;
•our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;
•the level of financial and other support we receive from the Mexican Government;
•global or national health concerns, including the outbreak of pandemic or contagious disease, such as the ongoing COVID-19 pandemic;
•the outbreak of military hostilities, including escalating tensions between Russia and Ukraine and the potential destabilizing effect of such conflict;
•effects on us from competition, including on our ability to hire and retain skilled personnel;
•uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
•technical difficulties;
•significant developments in the global economy;
•significant economic or political developments in Mexico and the United States;
•developments affecting the energy sector;
•changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;
•receipt of governmental approvals, permits and licenses;
•natural disasters, accidents, blockades and acts of sabotage or terrorism;
•the cost and availability of adequate insurance coverage;
•the effectiveness of our risk management policies and procedures; and
•rising market interest rates.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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PETRÓLEOS MEXICANOS,
PRODUCTIVE STATE-OWNED SUBSIDIARIES
AND SUBSIDIARY COMPANIES
UNAUDITED CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021 AND
FOR THE THREE AND NINE-MONTH PERIODS ENDED
SEPTEMBER 30, 2022 AND 2021

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PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES
AND SUBSIDIARY COMPANIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021 AND FOR THE THREE AND NINE-MONTH
PERIODS ENDED SEPTEMBER 30, 2022 AND 2021

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PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Figures stated in thousands, except as noted)

	Note	September 30, 2022		December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	8,9	Ps.	62,271,071	Ps.	76,506,447
Customers	8,10	130,514,339		101,259,081
Other financing receivable	8,10	34,472,982		40,787,153
Other non-financing receivable	10	124,315,348		136,350,115
Inventories	11	170,787,677		86,113,142
Current portion of the Government bonds	8, 15-A	32,126,173		1,253,451
Derivative financial instruments	8	10,499,136		12,473,967
Other current assets		6,014,319		3,650,688
Total current assets		571,001,045		458,394,044
Non-current assets:
Investments in joint ventures and associates	8,12	2,107,628		2,254,952
Wells, pipelines, properties, plant and equipment, net	13	1,451,531,756		1,274,532,607
Rights of use		51,503,406		54,283,458
Long-term notes receivable, net of current portion	8,15-B	1,414,291		1,646,290
Long-term portion of the Government bonds	8,15-A	79,595,831		109,601,905
Deferred income taxes and duties		83,372,144		92,255,839
Intangible assets, net	14	31,466,484		20,016,146
Other assets	15-C	44,386,717		39,112,930
Total non-current assets		1,745,378,257		1,593,704,127
Total assets		Ps.	2,316,379,302	Ps.	2,052,098,171
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	8,16	Ps.	420,323,023	Ps.	492,283,613
Short-term leases	8	7,330,430		7,902,874
Suppliers	8	262,654,610		264,056,358
Income taxes and duties payable		91,970,451		112,753,591
Accounts and accrued expenses payable and advanced payments from customers	8	70,462,522		32,015,808
Derivative financial instruments	8	39,711,214		13,636,086
Total current liabilities		892,452,250		922,648,330
Long-term liabilities:
Long-term debt, net of current portion	8,16	1,712,490,364		1,757,412,281
Long-term leases, net of current portion	8	47,680,850		51,448,775
Employee benefits		1,148,730,898		1,384,071,648
Provisions for sundry creditors	17, 19	98,159,534		92,397,666
Other liabilities		12,184,413		10,778,904
Deferred income taxes and duties		3,296,247		3,341,350
Total long-term liabilities		3,022,542,306		3,299,450,624
Total liabilities		Ps.	3,914,994,556	Ps.	4,222,098,954
EQUITY (DEFICIT)
Controlling interest:
Certificates of Contribution “A”	18	949,275,582		841,285,576
Mexican Government contributions		66,730,591		43,730,591
Legal reserve		1,002,130		1,002,130
Accumulated other comprehensive result		206,641,063		(38,139,514)
Accumulated deficit:
From prior years		(3,018,008,068)		(2,723,475,900)
Net income (loss) for the period		195,914,072		(294,532,168)
Total controlling interest		(1,598,444,630)		(2,170,129,285)
Total non-controlling interest		(170,624)		128,502
Total equity (deficit)		(1,598,615,254)		(2,170,000,783)
Total liabilities and equity (deficit)		Ps.	2,316,379,302	Ps.	2,052,098,171
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
(Figures stated in thousands, except as noted)

	Note	2022		2021
Net sales:
Domestic		Ps.	908,819,368	Ps.	533,850,612
Incentive for automotive fuels		103,720,586		—
Export		850,812,209		512,370,010
Services income		4,560,978		3,477,957
Total of sales	7	1,867,913,141		1,049,698,579
Reversal of impairment of wells, pipelines, properties, plant and equipment, net	13	56,873,846		38,242,464
Cost of sales		1,274,735,408		732,291,029
Gross income		650,051,579		355,650,014
Distribution, transportation and sale expenses		10,983,602		9,390,723
Administrative expenses		112,258,337		105,489,921
Other revenues		36,798,482		12,348,570
Other expenses		(5,694,879)		(3,569,068)
Operating income		557,913,243		249,548,872
Financing income (1)		20,957,224		20,083,884
Financing (cost) (2)		(109,790,653)		(110,411,972)
Derivative financial instruments (cost), net		(37,491,847)		(21,632,280)
Foreign exchange gain (loss), net		72,106,662		(23,407,879)
Sum of financing income (cost), net, derivative instruments (cost), net and foreign exchange gain (loss), net		(54,218,614)		(135,368,247)
Profit (loss) sharing in joint ventures and associates	12	232,349		(3,166,683)
Income before duties, taxes and other		503,926,978		111,013,942
Profit-sharing duty, net		314,147,276		213,889,840
Income tax (benefit)		(5,836,057)		(2,638,122)
Total duties, taxes and other		308,311,219		211,251,718
Net income (loss)		Ps.	195,615,759	Ps.	(100,237,776)
Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Currency translation effect		(14,995,059)		4,920,156
Items that will not be reclassified subsequently to profit or loss:
Actuarial gains - employee benefits, net of taxes	18-D	259,774,823		241,528,141
Total other comprehensive results		244,779,764		246,448,297
Total comprehensive income		Ps.	440,395,523	Ps.	146,210,521
Net income (loss) attributable to:
Controlling interest		Ps.	195,914,072	Ps.	(100,094,174)
Non-controlling interest		(298,313)		(143,602)
Net income (loss)		Ps.	195,615,759	Ps.	(100,237,776)
Other comprehensive results attributable to:
Controlling interest		Ps.	244,780,577	Ps.	246,447,519
Non-controlling interest		(813)		778
Total other comprehensive results		Ps.	244,779,764	Ps.	246,448,297
Comprehensive income (loss):
Controlling interest		Ps.	440,694,649	Ps.	146,353,345
Non-controlling interest		(299,126)		(142,824)
Total comprehensive income		Ps.	440,395,523	Ps.	146,210,521

__________________

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(1)This financing income mainly includes the effect from costs for sales contracts with provisional prices and interest received from Government bonds in 2022 and 2021.
(2)Mainly interest on debt.
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
(Figures stated in thousands, except as noted)

	Note	2022		2021
Net sales:
Domestic		Ps.	320,776,599	Ps.	189,523,448
Incentive for automotive fuels		28,665,402		—
Export		280,079,826		193,772,029
Services income		1,293,262		1,414,230
Total of sales	7	630,815,089		384,709,707
(Impairment) reversal of impairment wells, pipelines, properties, plant and equipment, net		(7,254,264)		6,050,004
Cost of sales		475,937,325		268,452,309
Gross income		147,623,500		122,307,402
Distribution, transportation and sale expenses		4,260,756		2,476,971
Administrative expenses		37,760,320		38,239,566
Other revenues		12,725,689		6,865,156
Other expenses		(2,255,555)		(2,613,251)
Operating income		116,072,558		85,842,770
Financing income (1)		3,652,514		4,862,882
Financing (cost)(2)		(45,543,598)		(36,248,904)
Derivative financial instruments (cost), net		(12,982,694)		(9,274,432)
Foreign exchange (loss), net		(9,343,509)		(47,003,832)
Sum of financing income (cost), net, derivative instruments (cost), net and foreign exchange (loss), net		(64,217,287)		(87,664,286)
Profit sharing in joint ventures and associates	12	71,201		41,601
Income (loss) before duties, taxes and other		51,926,472		(1,779,915)
Profit-sharing duty, net		106,836,892		78,338,315
Income tax (benefit)		(2,877,072)		(2,873,818)
Total duties, taxes and other		103,959,820		75,464,497
Net (loss)		Ps.	(52,033,348)	Ps.	(77,244,412)
Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Currency translation effect		4,161,059		5,170,905
Items that will not be reclassified subsequently to profit or loss:
Actuarial gains (losses) - employee benefits, net of taxes		101,382,033		(9,045)
Total other comprehensive results		105,543,092		5,161,860
Total comprehensive income (loss)		Ps.	53,509,744	Ps.	(72,082,552)
Net (loss) attributable to:
Controlling interest		Ps.	(52,003,411)	Ps.	(77,208,825)
Non-controlling interest		(29,937)		(35,587)
Net (loss)		Ps.	(52,033,348)	Ps.	(77,244,412)
Other comprehensive results attributable to:
Controlling interest		Ps.	105,542,608	Ps.	5,160,808
Non-controlling interest		484		1,052
Total other comprehensive results		Ps.	105,543,092	Ps.	5,161,860
Comprehensive income (loss):
Controlling interest		Ps.	53,539,197	Ps.	(72,048,017)
Non-controlling interest		(29,453)		(34,535)
Total comprehensive income (loss)		Ps.	53,509,744	Ps.	(72,082,552)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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(1)This financing income mainly includes the effect from costs for sales contracts with provisional prices and interest received from Government bonds in 2022 and 2021.
(2)Mainly interest on debt.

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PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (DEFICIT), NET
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
(Figures stated in thousands, except as noted)

	Controlling interest
					Accumulated other comprehensive income (loss)		Accumulated deficit
	Certificates of Contribution “A”		Mexican Government contributions	Legal reserve	Cumulative currency translation effect	Actuarial (losses) gains on employee benefits effect	For the period	From prior years	Total		Non- controlling interest	Total equity (deficit), net
Balances as of December 31, 2020	Ps.	524,931,447	43,730,591	1,002,130	51,201,257	(302,486,247)	(508,878,813)	(2,214,597,087)	Ps.	(2,405,096,722)	369,692	Ps.	(2,404,727,030)
Transfer to accumulated deficit	—		—	—	—	—	508,878,813	(508,878,813)	—		—	—
Increase in Mexican Government contributions	167,850,000		—	—	—	—	—	—	167,850,000		—	167,850,000
Non-controlling divestment	—		—	—	—	—	—	—	—		—	—
Total comprehensive income (loss)	—		—	—	4,919,378	241,528,141	(100,094,174)	—	146,353,345		(142,824)	146,210,521
Balances as of September 30, 2021	Ps.	692,781,447	43,730,591	1,002,130	56,120,635	(60,958,106)	(100,094,174)	(2,723,475,900)	Ps.	(2,090,893,377)	226,868	Ps.	(2,090,666,509)
Balances as of December 31, 2021	Ps.	841,285,576	43,730,591	1,002,130	58,945,725	(97,085,239)	(294,532,168)	(2,723,475,900)	Ps.	(2,170,129,285)	128,502	Ps.	(2,170,000,783)
Transfer to accumulated deficit	—		—	—	—	—	294,532,168	(294,532,168)	—		—	—
Increase in Mexican Government contributions	107,990,006		—	—	—	—	—	—	107,990,006		—	107,990,006
Proceeds from FONADIN grants	—		23,000,000	—	—	—	—	—	23,000,000		—	23,000,000
Total comprehensive income (loss)	—		—	—	(14,994,246)	259,774,823	195,914,072	—	440,694,649		(299,126)	440,395,523
Balances as of September 30, 2022	Ps.	949,275,582	66,730,591	1,002,130	43,951,479	162,689,584	195,914,072	(3,018,008,068)	Ps.	(1,598,444,630)	(170,624)	Ps.	(1,598,615,254)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
(Figures stated in thousands, except as noted)

	2022		2021
Operating activities
Net income (loss)	Ps.	195,615,759	Ps.	(100,237,776)
Income taxes and duties	308,311,219		211,251,718
Depreciation and amortization of wells, pipelines, properties, plant and equipment	106,232,390		100,620,021
Amortization of intangible assets	253,119		113,020
Reversal of impairment of wells, pipelines, properties, plant and equipment	(56,873,846)		(38,242,464)
Capitalized unsuccessful wells	6,059,460		11,663,560
Unsuccessful wells from intangible assets	6,870,430		9,676,416
Loss from derecognition of wells, pipelines, properties, plant and equipment	5,514,250		214,580
Depreciation of rights of use	4,334,169		4,744,781
Reversal of impairment of rights of use	—		(87,025)
Unrealized foreign exchange (income) of reserve for well abandonment	2,448,648		2,444,904
Reclassification of translation effect	(10,383,296)		—
(Gains) from business acquisitions	(1,271,188)		—
Loss (profit) sharing in joint ventures and associates	(232,349)		3,166,683
Unrealized foreign exchange loss (income)	(67,351,642)		21,861,801
Interest expense	109,790,653		110,411,972
Interest income	(20,957,224)		(20,083,884)
Funds from (used in) operating activities	588,360,552		317,518,307
Profit-sharing duty and income tax paid	(308,481,212)		(197,176,600)
Derivative financial instruments	28,049,959		15,738,296
Accounts receivable	5,647,047		(28,963,559)
Inventories	(67,981,188)		(23,399,928)
Suppliers	5,794,694		(35,300,386)
Accounts payable, accrued expenses payable and advance payments from customers	38,446,714		6,733,900
Provisions for sundry creditors	4,027,154		6,061,346
Employee benefits	41,865,824		33,539,425
Other taxes and duties	(38,090,001)		4,868,717
Net cash flows from operating activities	297,639,543		99,619,518
Investing activities
Interest collected	1,385,254		458,536
Business acquisition	(30,012,487)		—
Other assets	(7,505,757)		(34,910,386)
Acquisition of wells, pipelines, properties, plant and equipment	(212,374,941)		(128,735,735)
Acquisition of intangible assets	(25,917,291)		(15,779,360)
Net cash flows (used in) investing activities	(274,425,222)		(178,966,945)
Financing activities
Increase in equity due to Certificates of Contribution “A”	107,990,006		167,850,000
Proceeds from FONADIN grants	23,000,000		—

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Interest received for long-term receivable from the Mexican Government	6,215,759		5,859,566
Lease payments	(5,120,737)		(6,220,285)
Interest of lease paid	(2,427,087)		(2,724,759)
Loans obtained from financial institutions	759,198,720		1,058,854,764
Debt payments, principal only	(799,148,919)		(1,027,818,098)
Interest paid	(123,300,926)		(123,430,793)
Net cash flows (used in) from financing activities	(33,593,184)		72,370,395
Net (decrease) increase in cash and cash equivalents	(10,378,863)		(6,977,032)
Effects of foreign exchange on cash balances	(3,856,513)		6,627,952
Cash and cash equivalents at the beginning of the year	76,506,447		39,989,781
Cash and cash equivalents at the end of the period (Note 9)	Ps.	62,271,071	Ps.	39,640,701
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Figures stated in thousands, except as noted)
NOTE 1. STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (“Official Gazette of the Federation”) on July 20, 1938 and came into effect on that date. On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation. This Decree came into effect on December 21, 2013 and includes transitional articles setting forth the general framework and timeline for implementing legislation relating to the energy sector.
On August 11, 2014, the Ley de Petróleos Mexicanos (the “Petróleos Mexicanos Law”) was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (“Ministry of Energy”) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt came into effect. On June 10, 2015, the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and the following day the special regime for acquisitions, leases, services and public works matters came into effect.
Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry-on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in the United Mexican States (“Mexico”), as well as refining, processing, storing, transporting, selling and trading in these products.
The Subsidiary Entities, Pemex Exploración y Producción (“Pemex Exploration and Production”), Pemex Transformación Industrial (“Pemex Industrial Transformation”) and Pemex Logística (“Pemex Logistics”) are productive state-owned subsidiaries empowered to own property and carry-on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the “Subsidiary Entities”).
The Subsidiary Entities and their primary purposes, are as follows:
•Pemex Exploration and Production: This entity is in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad, as well as drilling services and repair and services of wells;
•Pemex Industrial Transformation: This entity performs activities related to refining, transformation, processing, importing, exporting, trading and the sale of hydrocarbons, petroleum products, natural gas and petrochemicals; and
•Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX (as defined below) and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services.
The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated.
The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos.

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“Associates”, as used herein, means those companies in which Petróleos Mexicanos has significant influence but not control or joint control over its financial and operating policies. Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX”.
PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Alcaldía Miguel Hidalgo, 11300, Ciudad de México, México.
NOTE 2. AUTHORIZATION AND BASIS OF PREPARATION
Authorization –
On December 20, 2022, these unaudited condensed consolidated interim financial statements under the International Financial Reporting Standards (“IFRS”) and the notes hereto were authorized for issuance by the following officers: Mr. Octavio Romero Oropeza, Chief Executive Officer, Mr. Carlos Fernando Cortez González, Acting Chief Financial Officer, Mr. Jose Maria del Olmo Blanco, Acting Deputy Director of Budgeting and Accounting, and Mr. Oscar René Orozco Piliado, Associate Managing Director of Accounting.
Basis of preparation –
A.Statement of compliance
PEMEX prepared its unaudited condensed consolidated interim financial statements as of September 30, 2022 and December 31, 2021, and for the nine-month periods ended September 30, 2022 and 2021, in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) under IFRS as issued by the International Accounting Standards Board (“IASB”).
These unaudited condensed consolidated interim financial statements do not include all the information and disclosures required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2021. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations. These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of computation as PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2021.
B.Basis of accounting
These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, with the exception of the following items, which have been measured using an alternative basis.

ITEM	BASIS OF MEASUREMENT
Derivative Financial Instruments (“DFIs”)	Fair Value

Employee Benefits	Fair Value of plan assets less present value of the obligation (defined benefit plan)
C.Going concern
The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX will be able to continue its operations and can meet its payment obligations for a reasonable period. (See Note 18-F).
D.Functional and reporting currency
These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:

i.	The economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

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ii.	The budget through which Petróleos Mexicanos and its Subsidiary Entities operate as entities of the Mexican Government, including the ceiling for personnel services, is elaborated, approved and exercised in Mexican pesos;

iii.
Employee benefits provision was approximately 29% and 33% of PEMEX’s total liabilities as of September 30, 2022 and December 31, 2021, respectively. This provision is computed, denominated and payable in Mexican pesos; and

iv.	Cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.
Although the sales prices of certain products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.
With regards to PEMEX’s foreign currency (export sales, borrowings, etc.), Mexico’s monetary policy regulator, the Banco de México (“Mexican Central Bank”), requires that Mexican Government entities other than financial entities sell their foreign currency to the Mexican Central Bank in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.
Terms definition –
References in these unaudited condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S.$” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “pounds sterling” or “£” refers to the legal currency of the United Kingdom and “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.
E.Use of judgments and estimates
The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income, costs and expenses during the period. Actual results may differ from these estimates.
Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the periods in which any estimates are revised and in any future periods affected by such revision.
The significant judgements made by management in applying PEMEX’s accounting policies and the key sources of estimation uncertainty were the same as those described in PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2021.
i.Measurement of fair values
Some of PEMEX’s accounting policies and disclosures require the measurement of the fair values of financial assets and liabilities, as well as non-financial assets and liabilities.
PEMEX has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values.
The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

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When measuring the fair value of an asset or a liability, PEMEX uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.
PEMEX recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
NOTE 3. SIGNIFICANT ACCOUNTING POLICIES
The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied in the preparation of PEMEX’s annual consolidated financial statements as of and for the year ended December 31, 2021, except for the adoption of new standards effective as of January 1, 2022. However, these new standards do not have a material effect on the unaudited condensed consolidated interim financial statements of PEMEX.
NOTE 4. ACCOUNTING CHANGES
A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2022 and earlier application is permitted; however, PEMEX has not early adopted any of the forthcoming new or amended standards in preparing these unaudited condensed consolidated interim financial statements.
NOTE 5. SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
As of September 30, 2022 and December 31, 2021, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.
As of September 30, 2022 and December 31, 2021, the consolidated Subsidiary Companies are as follows:
•P.M.I. Holdings, B.V. (“PMI HBV”) (i)(iii)(x)(xi)
•P.M.I. Trading, DAC. (“PMI Trading”) (i)(iii)(vii)
•P.M.I. Holdings Petróleos España, S.L.U. (“HPE”) (i)(iii)(v)
•P.M.I. Services North America, Inc. (“PMI SUS”) (i)(iii)(vi)
•P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”) (i)(iii)(iv)
•P.M.I. Comercio Internacional, S. A. de C. V. (“PMI CIM”) (i)(ii)(iv)
•PMI Campos Maduros SANMA, S. de R. L. de C. V. (“SANMA”) (iii)(iv)
•Pro-Agroindustria, S.A. de C. V. (“AGRO”) (iii)(iv)
•PTI Infraestructura de Desarrollo, S.A. de C.V. (“PTI ID”) (iii)(iv)
•P.M.I. Servicios Portuarios Transoceánico, S.A. de C.V. (“PMI SP”) (i)(iii)(iv)
•Pemex Procurement International, Inc. (“PPI”) (iii)(vi)
•Pemex Finance Limited. (“FIN”) (iii)(ix)
•Mex Gas Internacional, S.L. (“MGAS”) (iii)(iv)
•Pemex Desarrollo e Inversión Inmobiliaria, S.A. de C.V. (“PDII”) (iii)(iv)

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•Kot Insurance Company, AG. (“KOT”) (iii)(viii)
•PPQ Cadena Productiva, S.L.U. (“PPQCP”) (iii)(iv)
•I.I.I. Servicios, S.A. de C.V. (“III Servicios”) (iii)(iv)
•PMI Ducto de Juárez, S. de R.L. de C.V. (“PMI DJ”) (i)(iii)(iv)
•PMX Fertilizantes Holding, S.A de C.V. (“PMX FH”) (iii)(iv)
•PMX Fertilizantes Pacífico, S.A. de C.V. (“PMX FP”) (iii)(iv)
•Grupo Fertinal, S.A. de C.V. (“GP FER”) (iii)(iv)
•Compañía Mexicana de Exploraciones, S.A. de C.V. (“COMESA”) (ii)(iv)
•P.M.I. Trading México, S.A. de C.V. (“TRDMX”) (i)(iii)(iv)
•Holdings Holanda Services, B.V. (“HHS”) (iii)(xi)
•Deer Park Refining Limited Partnership (“Deer Park” or “DPRLP”) (vi)(xii)

i.	Member Company of the “PMI Subsidiaries”.

ii.	Non-controlling interest company (98.33% in PMI CIM and 60.0% in COMESA)

iii.	Petróleos Mexicanos owns 100.0% of the interests in this Subsidiary Company.

iv.	Operates in Mexico

v.	Operates in Spain

vi.	Operates in the United States of America

vii.	Operates in Ireland

viii.	Operates in Switzerland

ix.	Operates in the Cayman Islands

x.	This company was liquidated in December 2021.

xi.	Operates in the Netherlands

xii.	This company is consolidated as of January 2022.
NOTE 6. SEGMENT FINANCIAL INFORMATION
PEMEX’s primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. As of September 30, 2022 and 2021, PEMEX’s operations were conducted through seven and six business segments, respectively: Exploration and Production, Industrial Transformation, Logistics, DPRLP (beginning January 20, 2022), the Trading Companies, Corporate and Other operating Subsidiary Companies. Due to PEMEX’s structure, there are significant amounts of inter-segment sales among the reporting segments, which are made at market prices.
The primary sources of revenue for PEMEX’s business segments are as described below:
•The exploration and production segment earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Crude oil export sales are made through the agent subsidiary company PMI CIM, to 17 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex Industrial Transformation. Additionally, it receives income from drilling services, and servicing and repairing wells.

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•The industrial transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the Comisión Federal de Electricidad (Federal Eletricity Commission, or “CFE”) and a significant portion of jet fuel produced to the Aeropuertos y Servicios Auxiliares (Airports and Auxiliary Services Agency). The refining segment’s most important products are different types of gasoline and diesel.
The industrial transformation segment also earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics, ammonia, fertilizers and its derivatives.
•The logistics segment earns income from transportation and storage of crude oil, petroleum products and petrochemicals, as well as related services, which it provides by employing pipelines and offshore and onshore resources, and from providing services related to the maintenance, handling, guarding and management of these products.
•Beginning on January 20, 2022, the Deer Park segment includes the operations of DPRLP, whose operating results and performance are reviewed currently and regularly as a separate business by PEMEX’s Board of Directors. DPRLP earns revenues from sales of distillates and gasoline in the U.S. market.
•The trading companies segment, which consist of PMI CIM, PMI NASA, PMI Trading and MGAS (the “Trading Companies”), earns revenues from trading crude oil, natural gas and petroleum and petrochemical products in international markets.
•The segment related to corporate provides administrative, financing and consulting services to PEMEX’s subsidiary entities and companies.
•The segment related to the Subsidiary Companies provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice, re-insurance services to PEMEX’s subsidiary entities and companies and other subsidiary companies that perform industrial activities.
The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. The columns before intersegment eliminations include unconsolidated figures. As a result, the line items presented below may not total. These reporting segments are those which

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PEMEX’s management evaluates in its analysis of PEMEX and on which it bases its decision-making. These reporting segments are presented in PEMEX’s reporting currency.

As of/for the nine-month period ended September 30, 2022	Exploration and Production		Industrial Transformation	Logistics	DPRLP(3)	Trading Companies	Corporate	Other operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	462,454,632	941,863,769	—	189,158,354	254,743,701	—	15,131,707	—	1,863,352,163
Intersegments	562,033,202		230,974,203	59,791,260	20,967,761	628,698,634	57,619,388	54,839,232	(1,614,923,680)	—
Services income	79,745		848,424	1,179,703	836,822	1,604,767	697	10,820	—	4,560,978
Reversal of impairment of wells, pipelines, properties, plant and equipment, net	11,959,635		43,088,866	1,542,908	—	282,437	—	—	—	56,873,846
Cost of sales	438,349,515		1,205,542,223	51,454,089	192,477,889	877,139,880	921,266	66,836,749	(1,557,986,203)	1,274,735,408
Gross income (loss)	598,177,699		11,233,039	11,059,782	18,485,048	8,189,659	56,698,819	3,145,010	(56,937,477)	650,051,579
Distribution, transportation and sales expenses	190,138		13,309,417	100,624	—	507,615	5,168	69,917	(3,199,277)	10,983,602
Administrative expenses	46,535,113		43,410,761	13,287,149	774,043	1,923,951	54,859,564	4,751,933	(53,284,177)	112,258,337
Other revenue	8,785,857		7,494,057	216,172	3,131,025	10,772,579	162,623	6,236,169	—	36,798,482
Other expenses	(3,411,063)		(1,112,019)	240,925	(7,122)	(1,022,419)	(770,526)	(78,010)	465,355	(5,694,879)
Operating income (loss)	556,827,242		(39,105,101)	(1,870,894)	20,834,908	15,508,253	1,226,184	4,481,319	11,332	557,913,243
Financing income	59,869,852		300,607	8,538,934	—	327,624	120,492,894	272,711	(168,845,398)	20,957,224
Financing cost	(99,041,024)		(24,028,986)	(346,656)	(254,796)	(2,265,952)	(151,715,277)	(972,025)	168,834,063	(109,790,653)
Derivative financial instruments (cost) income, net	(37,522,838)		(33,074)	—	—	(1,018,615)	1,082,680	—	—	(37,491,847)
Foreign exchange income (loss), net	70,391,771		2,394,005	16,220	—	(189,439)	(1,024,685)	518,790	—	72,106,662
Profit (loss) sharing in joint ventures and associates	(433,797)		(1,299,877)	(394)	—	21,846,815	224,155,079	44,229,790	(288,265,267)	232,349
Taxes, duties and other	316,217,028		—	(5,792,579)	—	(589,418)	(1,697,196)	173,384	—	308,311,219
Net income (loss)	Ps.	233,874,178	(61,772,426)	12,129,789	20,580,112	34,798,104	195,914,071	48,357,201	(288,265,270)	195,615,759
Total current assets	971,923,362		333,090,742	238,146,928	46,632,681	256,603,139	1,497,590,082	94,407,548	(2,867,393,437)	571,001,045
Total non-current assets	873,997,093		516,002,857	153,548,098	33,686,456	110,384,905	712,000,084	398,990,647	(1,053,231,883)	1,745,378,257
Total current liabilities	517,219,318		1,006,317,668	69,294,498	21,968,625	212,051,565	1,871,558,359	61,199,120	(2,867,156,903)	892,452,250
Total non-current liabilities	2,003,388,815		558,160,514	61,986,862	5,447,924	600,636	1,936,476,437	42,540,693	(1,586,059,575)	3,022,542,306
Equity (deficit), net	(674,687,678)		(715,384,583)	260,413,666	52,902,588	154,335,843	(1,598,444,630)	389,658,382	532,591,158	(1,598,615,254)
Depreciation and amortization	85,931,942		10,397,976	4,412,095	3,302,226	268,279	424,020	1,495,852	—	106,232,390
Depreciation of rights of use	290,036		2,896,919	425,898		532,282	131,396	57,638	—	4,334,169
Net periodic cost of employee benefits excluding items recognized in other comprehensive income	26,604,199		38,797,227	5,936,814	—	826	23,607,928	31,516	—	94,978,510
Interest income(1)	148,175		269,902	3,045	—	36,682	8,051,569	87,590	—	8,596,963
Interest cost(2)	(184,992)		3,096,988	347,492	254,796	1,991,497	95,619,876	845,930	—	101,971,587
(1)Included in financing income.
(2)Included in financing cost.
(3)Beginning January 20, 2022, DPRLP information is now included as a separate business segment.

Index

As of/for the three-month period ended September 30, 2022	Exploration and Production		Industrial Transformation	Logistics	DPRLP(3)	Trading Companies	Corporate	Other operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	154,156,160	323,137,584	—	62,490,302	84,962,122	—	4,775,659	—	629,521,827
Intersegments	188,013,478		85,593,492	18,631,371	12,554,103	249,416,808	19,612,971	22,467,676	(596,289,899)	—
Services income	23,753		305,550	424,185	(553)	535,727	169	4,431	—	1,293,262
Reversal of impairment of wells, pipelines, properties, plant and equipment, net	(9,587,839)		2,265,458	68,117	—	—	—	—	—	(7,254,264)
Cost of sales	157,832,041		438,307,485	21,856,967	72,407,279	335,682,357	364,163	26,077,388	(576,590,355)	475,937,325
Gross income (loss)	174,773,511		(27,005,401)	(2,733,294)	2,636,573	(767,700)	19,248,977	1,170,378	(19,699,544)	147,623,500
Distribution, transportation and sales expenses	(36,771)		5,319,451	41,344	—	(50,969)	8,355	31,251	(1,051,905)	4,260,756
Administrative expenses	15,122,898		15,035,732	4,487,058	265,105	513,610	19,239,101	1,359,515	(18,262,699)	37,760,320
Other revenue	5,301,714		4,430,490	38,825	(2,069)	192,112	(67,519)	2,832,136	—	12,725,689
Other expenses	(1,146,357)		(736,875)	210,864	(7,122)	(481,484)	(400,424)	(77,069)	382,912	(2,255,555)
Operating income (loss)	163,842,741		(43,666,969)	(7,012,007)	2,362,277	(1,519,713)	(466,422)	2,534,679	(2,028)	116,072,558
Financing income	15,183,482		136,037	3,459,429	—	105,042	42,674,744	139,504	(58,045,724)	3,652,514
Financing cost	(39,606,205)		(8,571,868)	(49,899)	(40,321)	(868,418)	(54,024,841)	(429,794)	58,047,748	(45,543,598)
Derivative financial instruments (cost) income, net	(16,901,477)		(22,683)	—	—	1,911,506	2,029,960	—	—	(12,982,694)
Foreign exchange (loss), net	(4,302,160)		(5,888,483)	7,980	—	(42,803)	1,047,499	(165,542)	—	(9,343,509)
Profit (loss) sharing in joint ventures and associates	(28,249)		(1,641,520)	(400)	—	2,961,762	(43,834,562)	3,409,091	39,205,079	71,201
Taxes, duties and other	107,525,698		—	(3,213,820)	—	133,141	(570,212)	85,013	—	103,959,820
Net (loss) income	Ps.	10,662,434	(59,655,486)	(381,077)	2,321,956	2,414,235	(52,003,410)	5,402,925	39,205,075	(52,033,348)
Depreciation and amortization	29,830,489		3,627,478	1,440,377	1,155,189	84,023	141,225	539,617	—	36,818,398
Depreciation of rights of use	103,993		1,034,892	107,069	—	174,237	97,910	20,846	—	1,538,947
Net periodic cost of employee benefits excluding items recognized in other comprehensive income	8,789,223		12,844,503	1,927,785	—	(49)	7,805,284	10,505	—	31,377,251
Interest income(1)	78,356		105,812	3,045	—	9,067	3,598,347	70,241	—	3,864,868
Interest cost(2)	(329,756)		1,034,912	47,314	40,321	765,315	33,416,507	369,124	—	35,343,737
(1)Included in financing income.
(2)Included in financing cost.
(3)Beginning January 20, 2022, DPRLP information is now included as a separate business segment.

Index

As of/for the nine-month period ended September 30, 2021	Exploration and Production		Industrial Transformation	Logistics	Trading Companies	Corporate	Other operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	335,604,545	492,800,331	—	208,636,965	—	9,178,781	—	1,046,220,622
Intersegments	315,840,615		124,338,007	60,838,892	276,533,100	53,174,078	17,907,404	(848,632,096)	—
Services income	73,383		435,837	2,134,218	825,655	1,349	7,515	—	3,477,957
Reversal of impairment of wells, pipelines, properties, plant and equipment, net	37,635,674		278,616	328,174	—	—	—	—	38,242,464
Cost of sales	328,653,112		668,263,462	33,892,357	472,133,743	723,129	26,387,766	(797,762,540)	732,291,029
Gross income (loss)	360,501,105		(50,410,671)	29,408,927	13,861,977	52,452,298	705,934	(50,869,556)	355,650,014
Distribution, transportation and sales expenses	230,436		10,852,331	89,785	1,031,673	(71,942)	109,502	(2,851,062)	9,390,723
Administrative expenses	43,907,361		38,721,624	12,262,178	1,262,657	54,072,188	3,186,072	(47,922,159)	105,489,921
Other revenue	4,526,734		7,197,518	87,125	215,827	212,706	108,660	—	12,348,570
Other expenses	(3,146,208)		(189,345)	(73,769)	(7,094)	(118)	(148,359)	(4,175)	(3,569,068)
Operating income (loss)	317,743,834		(92,976,453)	17,070,320	11,776,380	(1,335,360)	(2,629,339)	(100,510)	249,548,872
Financing income	55,124,171		299,598	4,441,923	264,022	107,938,207	190,836	(148,174,873)	20,083,884
Financing cost	(95,271,585)		(12,551,866)	(252,639)	(1,530,044)	(148,369,285)	(711,937)	148,275,384	(110,411,972)
Derivative financial instruments (cost) income, net	(19,316,381)		(15,231)	—	(1,538,761)	(761,907)	—	—	(21,632,280)
Foreign exchange (loss), net	(16,401,846)		(4,690,382)	32,015	(95,891)	(1,742,778)	(508,997)	—	(23,407,879)
(Loss) profit sharing in joint ventures and associates	(286,382)		(1,210,016)	(18)	(1,044,164)	(57,316,973)	(3,509,592)	60,200,462	(3,166,683)
Taxes, duties and other	213,889,840		—	(2,187,700)	972,689	(1,493,925)	70,814	—	211,251,718
Net (loss) income	Ps.	27,701,971	(111,144,350)	23,479,301	6,858,853	(100,094,171)	(7,239,843)	60,200,463	(100,237,776)
Depreciation and amortization	84,242,207		11,132,633	3,072,705	187,832	700,827	1,283,817	—	100,620,021
Depreciation of rights of use	279,511		2,964,439	208,768	699,943	501,365	90,755	—	4,744,781
Net periodic cost of employee benefits excluding items recognized in other comprehensive income	25,455,692		36,775,271	6,229,702	(12,222)	22,703,735	27,586	—	91,179,764
Interest income(1)	37,456		299,456	64,158	68,808	5,520,421	77,089	—	6,067,388
Interest cost(2)	2,041,861		3,431,925	218,775	1,394,738	98,413,098	543,974	—	106,044,371
(1)Included in financing income.
(2)Included in financing cost.

As of/for the three-month period ended September 30, 2021	Exploration and Production		Industrial Transformation	Logistics	Trading Companies	Corporate	Other operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	128,897,928	174,362,921	—	76,055,408	—	3,979,220	—	383,295,477
Intersegments	114,921,318		47,962,508	19,947,189	100,402,887	20,530,675	7,294,941	(311,059,518)	—
Services income	30,621		261,268	726,852	393,952	292	1,245	—	1,414,230
Reversal of impairment of wells, pipelines, properties, plant and equipment, net	9,443,446		(3,611,756)	218,314	—	—	—	—	6,050,004
Cost of sales	126,291,748		236,598,432	11,831,740	174,170,506	198,096	10,845,360	(291,483,573)	268,452,309
Gross income (loss)	127,001,565		(17,623,491)	9,060,615	2,681,741	20,332,871	430,046	(19,575,945)	122,307,402
Distribution, transportation and sales expenses	62,693		3,087,902	(8,698)	288,789	(20,832)	1,970	(934,853)	2,476,971
Administrative expenses	17,753,595		14,071,271	4,393,807	482,675	18,896,215	1,226,496	(18,584,493)	38,239,566
Other revenue	3,148,554		4,537,413	17,869	59,500	40,223	(938,403)	—	6,865,156
Other expenses	(2,104,376)		(79,553)	(243,343)	(2,356)	—	(134,257)	(49,366)	(2,613,251)
Operating income (loss)	110,229,455		(30,324,804)	4,450,032	1,967,421	1,497,711	(1,871,080)	(105,965)	85,842,770
Financing income	17,230,225		94,579	1,520,485	96,380	37,171,060	59,057	(51,308,904)	4,862,882
Financing cost	(30,963,086)		(4,978,753)	(53,066)	(579,116)	(50,806,423)	(283,330)	51,414,870	(36,248,904)
Derivative financial instruments (cost) income, net	(10,894,207)		(9,289)	—	(384,398)	2,013,462	—	—	(9,274,432)
Foreign exchange (loss) income, net	(39,266,376)		(4,559,118)	(29,817)	26,655	(2,396,832)	(778,344)	—	(47,003,832)
Profit (loss) sharing in joint ventures and associates	(93,864)		(1,190,495)	(16)	112,534	(65,103,235)	(1,263,208)	67,579,885	41,601
Taxes, duties and other	78,338,315		—	(2,825,150)	354,020	(415,435)	12,747	—	75,464,497
Net (loss) income	Ps.	(32,096,168)	(40,967,880)	8,712,768	885,456	(77,208,822)	(4,149,652)	67,579,886	(77,244,412)
Depreciation and amortization	Ps.	27,813,841	3,620,080	292,073	63,715	228,882	403,563	—	32,422,154
Depreciation of rights of use	93,167		934,486	50,259	217,770	165,011	29,925	—	1,490,618
Net periodic cost of employee benefits excluding items recognized in other comprehensive income	8,952,587		12,786,223	2,374,865	(12,222)	7,961,568	9,195	—	32,072,216
Interest income(1)	30,571		94,532	6,355	32,210	2,711,171	20,721	—	2,895,560
Interest cost(2)	1,890,797		1,126,091	44,259	502,953	33,150,042	187,604	—	36,901,746
(1)Included in financing income.
(2)Included in financing cost.

Index

As of/ for the year ended December 31, 2021	Exploration and Production	Industrial Transformation (1)	Logistics	Trading Companies	Corporate	Other operating Subsidiary Companies	Intersegment eliminations	Total
Total current assets	875,933,631	252,372,772	219,321,008	244,042,561	1,970,621,447	71,425,918	(3,175,323,293)	458,394,044
Total non-current assets	837,915,816	418,907,482	154,076,115	40,872,714	448,667,110	220,334,640	(527,069,750)	1,593,704,127
Total current liabilities	495,444,322	776,564,748	62,569,320	189,834,560	2,538,932,078	34,183,072	(3,174,879,770)	922,648,330
Total non-current liabilities	2,203,155,765	657,020,316	77,857,852	792,646	2,050,485,763	27,632,466	(1,717,494,184)	3,299,450,624
Equity (deficit), net	(984,750,640)	(762,304,810)	232,969,951	94,288,069	(2,170,129,284)	229,945,020	1,189,980,911	(2,170,000,783)
(1)On January 1, 2021, Pemex Fertilizers merged with Pemex Industrial Transformation. For comparison purposes, all operations for periods prior to the merger are presented in the Pemex Industrial Transformation segment.

Index
NOTE 7. REVENUE
For the nine- and three-month periods ended September 30, 2022 and 2021, the revenues were as follows:
A.Revenue disaggregation

For the nine-month period ended September 30,	Exploration and Production		Industrial Transformation	Logistics	DPRLP(1)	Trading Companies	Corporate	Other operating Subsidiary Companies	Total
Geographical market
2022
United States	Ps.	299,855,589	—	—	189,995,176	186,156,710	—	1,572,358	677,579,833
Other	110,614,077		—	—	—	7,685,362	—	3,490,022	121,789,461
Europe	51,806,039		—	—	—	473,711	—	—	52,279,750
Local	258,672		838,991,607	1,179,703	—	62,032,685	697	10,080,147	912,543,511
Incentive for automotive fuels	—		103,720,586	—	—	—	—	—	103,720,586
Total	Ps.	462,534,377	942,712,193	1,179,703	189,995,176	256,348,468	697	15,142,527	1,867,913,141
2021
United States	Ps.	190,703,167	—	—	—	163,210,462	—	3,220,503	357,134,132
Other	97,011,172		—	—	—	8,634,286	—	426,538	106,071,996
Europe	47,753,474		—	—	—	1,410,469	—	—	49,163,943
Local	210,115		493,236,168	2,134,218	—	36,207,403	1,349	5,539,255	537,328,508
Total	Ps.	335,677,928	493,236,168	2,134,218	—	209,462,620	1,349	9,186,296	1,049,698,579
Major products and services
2022
Crude oil	Ps.	462,275,705	—	—	—	855,600	—	—	463,131,305
Gas	178,927		98,482,899	—	—	81,767,753	—	—	180,429,579
Refined petroleum products	—		723,842,052	—	64,698,229	162,534,002	—	—	951,074,283
Incentive for automotive fuels	—		103,720,586	—	—	—	—	—	103,720,586
Other	—		15,818,232	—	124,460,125	9,586,346	—	15,131,707	164,996,410
Services	79,745		848,424	1,179,703	836,822	1,604,767	697	10,820	4,560,978
Total	Ps.	462,534,377	942,712,193	1,179,703	189,995,176	256,348,468	697	15,142,527	1,867,913,141
2021
Crude oil	Ps.	335,467,813	—	—	—	3,465,416	—	—	338,933,229
Gas	136,732		80,937,016	—	—	52,260,340	—	—	133,334,088
Refined petroleum products	—		400,547,323	—	—	139,154,419	—	—	539,701,742
Other	—		11,315,992	—	—	13,756,790	—	9,178,781	34,251,563
Services	73,383		435,837	2,134,218	—	825,655	1,349	7,515	3,477,957
Total	Ps.	335,677,928	493,236,168	2,134,218	—	209,462,620	1,349	9,186,296	1,049,698,579
Timing of revenue recognition
2022
Products transferred at a point in time	Ps.	462,454,632	896,577,312	1,179,703	189,158,354	254,743,701	—	15,131,707	1,819,245,409
Products and services transferred over the time	79,745		46,134,881	—	836,822	1,604,767	697	10,820	48,667,732
Total	Ps.	462,534,377	942,712,193	1,179,703	189,995,176	256,348,468	697	15,142,527	1,867,913,141
2021
Products transferred at a point in time	Ps.	335,604,545	452,221,209	2,134,218	—	208,636,965	—	9,178,783	1,007,775,720
Products and services transferred over the time	73,383		41,014,959	—	—	825,655	1,349	7,513	41,922,859
Total	Ps.	335,677,928	493,236,168	2,134,218	—	209,462,620	1,349	9,186,296	1,049,698,579
(1)Beginning January 20, 2022, DPRLP information is now included as a separate business segment.

Index

For the three-month period ended September 30,	Exploration and Production		Industrial Transformation	Logistics	DPRLP(1)	Trading Companies	Corporate	Other operating Subsidiary Companies	Total
Geographical market
2022
United States	Ps.	93,636,395	—	—	62,489,749	60,755,674	—	591,823	217,473,641
Other	42,547,831		—	—	—	3,537,791	—	442,082	46,527,704
Europe	17,930,576		—	—	—	(1,852,636)	—	—	16,077,940
Local	65,111		294,777,732	424,185	—	23,057,020	169	3,746,185	322,070,402
Incentive for automotive fuels	—		28,665,402	—	—	—	—	—	28,665,402
Total	Ps.	154,179,913	323,443,134	424,185	62,489,749	85,497,849	169	4,780,090	630,815,089
2021
United States	Ps.	73,764,760	—	—	—	62,211,796	—	1,752,012	137,728,568
Other	37,747,348		—	—	—	855,572	—	99,783	38,702,703
Europe	17,327,071		—	—	—	13,747	—	—	17,340,818
Local	89,370		174,624,189	726,852	—	13,368,245	292	2,128,670	190,937,618
Total	Ps.	128,928,549	174,624,189	726,852	—	76,449,360	292	3,980,465	384,709,707
Major products and services
2022
Crude oil	Ps.	154,114,802	—	—	—	855,600	—	—	154,970,402
Gas	41,358		33,893,671	—	(4,592,291)	31,990,138	—	—	61,332,876
Refined petroleum products	—		256,507,009	—	3,654,126	45,070,568	—	—	305,231,703
Incentive for automotive fuels	—		28,665,402	—	—	—	—	—	28,665,402
Other	—		4,071,502	—	63,428,467	7,045,816	—	4,775,659	79,321,444
Services	23,753		305,550	424,185	(553)	535,727	169	4,431	1,293,262
Total	Ps.	154,179,913	323,443,134	424,185	62,489,749	85,497,849	169	4,780,090	630,815,089
2021
Crude oil	Ps.	128,839,179	—	—	—	3,442,278	—	—	132,281,457
Gas	58,749		26,658,180	—	—	18,437,211	—	—	45,154,140
Refined petroleum products	—		143,534,048	—	—	42,274,060	—	—	185,808,108
Other	—		4,170,693	—	—	11,901,859	—	3,979,220	20,051,772
Services	30,621		261,268	726,852	—	393,952	292	1,245	1,414,230
Total	Ps.	128,928,549	174,624,189	726,852	—	76,449,360	292	3,980,465	384,709,707
Timing of revenue recognition
2022
Products transferred at a point in time	Ps.	154,156,160	305,782,974	424,185	62,490,302	84,962,122	—	4,775,659	612,591,402
Products and services transferred over the time	23,753		17,660,160	—	(553)	535,727	169	4,431	18,223,687
Total	Ps.	154,179,913	323,443,134	424,185	62,489,749	85,497,849	169	4,780,090	630,815,089
2021
Products transferred at a point in time	Ps.	128,897,928	163,799,735	726,852	—	76,055,408	—	3,979,220	373,459,143
Products and services transferred over the time	30,621		10,824,454	—	—	393,952	292	1,245	11,250,564
Total	Ps.	128,928,549	174,624,189	726,852	—	76,449,360	292	3,980,465	384,709,707
(1)Beginning January 20, 2022, DPRLP information is now included as a separate business segment.
Nature, performance obligations and timing of revenue recognition-
Revenue is measured based on the consideration specified in a contract with a customer. PEMEX recognizes revenue when it transfers control over a good or service to a customer.
The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms and the related revenue.

Index

Products / services	Nature, performance obligations	Timing of revenue recognition
Crude oil sales
Export sales of crude oil are based on delivery terms established in contracts or orders. All sales are performed by the Free on Board International commercial term (“FOB” Incoterm).
Crude oil sale contracts consider possible customers’ claims due to product quality, volume or delays in boarding, which are estimated in the price of the transaction. For orders that have variations in price, revenue is adjusted on the closing date of each period. The subsequent variations in the fair value at the different reporting dates are recognized according to IFRS 9.
The price of the product is determined based on a market components formula and the sale of crude oil.

Revenue is recognized at a point in time when control of the crude oil has transferred to the customer, which occurs when the product is delivered at the point of shipping. Invoices are generated at that time and are mostly payable within the deadlines established in contracts or orders. Payments in respect of crude oil sold and delivered shall be made within 30 days after the date of the bill of lading therefor.
For international market crude oil sales, revenue is recognized with a provisional price, which undergoes subsequent adjustments until the product has arrived at the port of destination. There may be a period of up to 2 months in determining the final sale price, such as in the case of sales to some regions.
Revenue is measured initially by estimating variables such as quality and volume claims, delays in boarding etc.

Services
In cases where within the same service order there are transportation and storage services, there could exist more than one performance obligation, depending on the term of the service.
Price is not distributed when there is a performance obligation, except, when there is more than one performance obligation, in which case, the price of the transaction will be assigned according to the service price established in the service order.
When there is a performance obligation, the price is not distributed, but if it is considered that there is more than one performance obligation, the price of the transaction is considered based on the prices established in the service orders and which also include penalties such as quality and volume claims.
Income is recognized over time as the service is rendered. Invoices are usually payable within 22 days.

Other products
There is only one performance obligation that includes transportation for delivery to destination.
The sale and delivery of the product are made at the same time and because they are FOB, transportation fees are included in the price of sale of the product.
The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction.
The price of the product is estimated on the date of sale and considers variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

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B.Accounts receivable in the statement of financial position
As of September 30, 2022 and December 31, 2021, PEMEX had accounts receivable derived from customer contracts in the amounts of Ps. 130,514,339 and Ps. 101,259,081, respectively (see Note 10).
C.Practical expedients
i.Significant financial component, less than one year
PEMEX does not need to adjust the amount committed in consideration for goods and services to account for the effects of a significant financing component, since the transfer and the time of payment of a good or service committed to the customer is less than one year.
ii.Practical expedient
PEMEX applied the practical expedient, so disclosure about remaining performance obligations that conclude in less than one year is not needed.
When PEMEX is entitled to consideration for an amount that directly corresponds to the value of the performance that PEMEX has completed, it may recognize an income from ordinary activities for the amount to which it has the right to invoice.
D.Incentive for automotive fuels
On March 4, 2022, the Mexican Government published a decree in the Official Gazette of the Federation establishing a tax incentive pursuant to which PEMEX can recover the difference between the international reference price of gasoline and the price at which the gasoline is traded in the domestic market. For the nine- and three-month periods ended September 30, 2022, this complementary incentive amounted Ps.103,720,586 and Ps. 28,665,402, respectively, which are included as a separate line item in total sales in the Statement of Comprehensive Income.

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NOTE 8. FINANCIAL INSTRUMENTS
A.    Accounting classifications and fair values of financial instruments
The following tables present information about PEMEX’s carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy, as of September 30, 2022, and December 31, 2021. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying amount (in thousands of Mexican pesos)						Fair value hierarchy
As of September 30, 2022	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	10,499,136	—	—	—	—	10,499,136	—	10,499,136	—	10,499,136
Equity instruments(i)	—	—	533,658	—	—	533,658	—	533,658	—	533,658
Total	10,499,136	—	533,658	—	—	11,032,794
Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	62,271,071	—	62,271,071	—	—	—	—
Customers	—	—	—	130,514,339	—	130,514,339	—	—	—	—
Officials and employees	—	—	—	4,343,719	—	4,343,719	—	—	—	—
Sundry debtors	—	—	—	30,129,263	—	30,129,263	—	—	—	—
Investments in joint ventures and associates	—	—	—	2,107,628	—	2,107,628	—	—	—	—
Notes receivable	—	—	—	1,414,291	—	1,414,291	—	—	—	—
Mexican Government Bonds	—	—	—	111,722,004	—	111,722,004	106,303,973	—	—	106,303,973
Other assets	—	—	—	7,210,679	—	7,210,679	—	—	—	—
Total	—	—	—	349,712,994	—	349,712,994
Financial liabilities measured at fair value
Derivative financial instruments	(39,711,214)	—	—	—	—	(39,711,214)	—	(39,711,214)	—	(39,711,214)
Total	(39,711,214)	—	—	—	—	(39,711,214)
Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(262,654,610)	(262,654,610)	—	—	—	—
Accounts, accrued expenses payable and advance payments from customers (ii)	—	—	—	—	(70,462,522)	(70,462,522)	—	—	—	—
Leases	—	—	—	—	(55,011,280)	(55,011,280)	—	—	—	—
Debt	—	—	—	—	(2,132,813,387)	(2,132,813,387)	—	(1,708,838,766)	—	(1,708,838,766)
Total	—	—	—	—	(2,520,941,799)	(2,520,941,799)
(i)Refers to the participation in TAG Pipelines Sur, S. de R.L. de C.V.
(ii)As of September 30, 2022, includes received advance payments for the future sale of turbosine of Ps. 17,590,055 and U.S. $306,570.

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	Carrying amount (in thousands of Mexican pesos)							Fair value hierarchy
As of December 31, 2021	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	12,473,967	—	—	—	—	12,473,967	—	12,473,967	—	12,473,967
Equity instruments(i)	—	—	448,949	—	—	448,949	—	448,949	—	448,949
Total	12,473,967	—	448,949	—	—	12,922,916
Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	76,506,447	—	76,506,447	—	—	—	—
Customers	—	—	—	101,259,081	—	101,259,081	—	—	—	—
Officials and employees	—	—	—	3,752,692	—	3,752,692	—	—	—	—
Sundry debtors	—	—	—	37,034,460	—	37,034,460	—	—	—	—
Investments in joint ventures and associates	—	—	—	2,254,952	—	2,254,952	—	—	—	—
Notes receivable	—	—	—	1,646,290	—	1,646,290	—	—	—	—
Mexican Government Bonds	—	—	—	110,855,356	—	110,855,356	109,124,514	—	—	109,124,514
Other assets	—	—	—	4,537,481	—	4,537,481	—	—	—	—
Total	—	—	—	337,846,759	—	337,846,759
Financial liabilities measured at fair value
Derivative financial instruments	(13,636,086)	—	—	—	—	(13,636,086)	—	(13,636,086)	—	(13,636,086)
Total	(13,636,086)	—	—	—	—	(13,636,086)
Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(264,056,358)	(264,056,358)	—	—	—	—
Accounts, accrued expenses payable and advance payments from customers	—	—	—	—	(32,015,808)	(32,015,808)	—	—	—	—
Leases	—	—	—	—	(59,351,648)	(59,351,648)	—	—	—	—
Debt	—	—	—	—	(2,249,695,894)	(2,249,695,894)	—	(2,211,701,630)	—	(2,211,701,630)
Total	—	—	—	—	(2,605,119,708)	(2,605,119,708)
(i) Refers to the participation in TAG Pipelines Sur, S. de R.L. de C.V.
Debt is recognized at amortized cost and the fair value of debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, the estimated fair value does not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.
B.    Fair value hierarchy
PEMEX values the fair value of its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions and inputs therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.
The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.
Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable financial assets and liabilities.
When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

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C.    Fair value of DFIs
PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses DFIs as a mitigation mechanism when potential sources of market risk are identified.
PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers. Therefore, PEMEX does not have an independent third party to value its DFIs.
PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of PEMEX’s business areas and accounting, such as SAP (System Applications Products).
PEMEX’s DFI portfolio is composed primarily of swaps, for which fair value is estimated by projecting future cash flows and discounting them with the corresponding discount factor; for currency and interest rate options, this is done through the Black Scholes Model, and for crude oil options, through the Levy model for Asian options.
According to IFRS 13 “Fair Value Measurement”, the mark-to-market value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. Due to the above, PEMEX applies the credit value adjustment (“CVA”) method to calculate the fair value of its DFIs.
Because PEMEX’s hedges are cash flow hedges, their effectiveness is preserved regardless of the variations in the underlying assets or reference variables, thus asset flows are fully offset by liabilities flows. Therefore, it is not necessary to measure or monitor the hedges’ effectiveness.
PEMEX’s DFIs’ fair-value assumptions and inputs fall under Level 2 of the fair value hierarchy for market participant assumptions.
D.    Accounting treatment applied and impact in the financial statements
PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the financial statements as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments (cost) income, net” line item in the consolidated statement of comprehensive income.
As of September 30, 2022, and December 31, 2021, the net fair value of PEMEX’s DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in the consolidated statement of financial position, was Ps. (29,212,078) and Ps. (1,162,119), respectively. As of September 30, 2022, and December 31, 2021, PEMEX did not have any DFIs designated as hedges for accounting purposes.
All of PEMEX’s DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the “Derivative financial instruments (cost) income, net” line item in the consolidated statement of comprehensive income.
For the nine months periods ended September 30, 2022, and 2021, PEMEX recognized a net loss of Ps. 37,491,847 and Ps. 21,632,280, respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes.
In accordance with established accounting policies, PEMEX has analyzed the different contracts that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of September 30, 2022, and December 31, 2021, PEMEX did not recognize any embedded derivatives (foreign currency or index).

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E.    IBOR reference rates transition
As a result of the decision made by the Financial Stability Board (FSB), the Interbank Offered Rates (IBORs), such as the LIBOR in dollars (over-night “O/N”, one week “1W”, two months “2M”, and twelve months “12M”) or the EURIBOR in Euros, ceased being published in 2022 and must be replaced by alternative reference rates, based on risk-free rates obtained from market operations.
The discontinuation of the publication of these rates was originally scheduled for December 2021. Nevertheless, on November 2020, the ICE Benchmark Administration Limited (known as “ICE”) announced an extension until June 2023 for the publication of the most common LIBOR rates in dollars (over-night “O/N”, one month “1M”, three months “3M”, six months “6M” and twelve months “12M”).
Therefore, PEMEX has identified and is reviewing contracts expiring after the applicable cessation dates, that could be impacted by the change in the aforementioned rates.
PEMEX has a reduced number of financial instruments referenced to floating rates in Euros and U.S. dollars with maturity and interest rate fixation after September 2022 and June 2023, respectively. This portfolio of financial instruments is composed of debt instruments and DFIs as shown below:

	Reference Rate	*Notional Amount As of September 30, 2022 (in thousands of each currency)
Debt	LIBOR 1M USD	681,933
	LIBOR 3M USD	385,380
	LIBOR 6M USD	710,673
	EURIBOR 3M EUR	650,000
DFI	LIBOR 1M USD	2,500,000
	LIBOR 3M USD	156,250
	LIBOR 6M USD	243,750
*Note: Notional amounts with maturity after September 30, 2022, for Euros and after June 30, 2023, for U.S. dollars.
As of the third quarter of 2022, derived from the cease of the publication of the EURIBOR there has been no effect neither on the debt nor on the DFIs entered into hedge it, given that the coupon’s interest rate on each payment date has been the same for the debt and for the DFIs.
In the event that TIIE ceases to be published, the portfolio of financial instruments referenced to these floating rates is composed of debt instruments and DFIs as shown below:

	Reference Rate	*Notional Amount As of September 30, 2022 (in thousands of each currency)
Debt	TIIE 28D MXN	24,909,830
	TIIE 91D MXN	21,171,037
DFI	TIIE 28D MXN	31,733,673
*Note: Notional amounts with maturity after September 30, 2022.
PEMEX’s portfolio also consists of additional debt instruments and DFIs referenced at fixed rates, which are not listed in the tables above since PEMEX’s fixed rate portfolio will not be impacted by the IBOR transition.
PEMEX is in constant communication with its counterparties to carry out this transition in the most efficient way possible. In addition, as a result of the transition, PEMEX is working on any amendments to its contracts that may be required and is

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monitoring the evolution of the IBORs transition in the market, in order to anticipate any negative impact that these changes may have.
Derived from the transition to the alternative reference rates based on risk-free rates (RFR), PEMEX has adopted a policy of not entering into new DFIs referenced to IBOR rates. Additionally, some of the discount curves that PEMEX uses to obtain the fair value of its DFIs already include on their construction instruments of the corresponding currency referecned to the new RFR.
Additionally, as a result of the policy of not entering into new financing operations at floating rates referenced to IBOR, during 2021 and as of the third quarter of 2022, PEMEX contracted financing operations in USD at floating rates linked to the new RFR rates.
Regarding PMI Trading, its credit agreements contained flexible provisions that would help smooth the transition to an alternative rate in the event that LIBOR rates ceased to be published. PMI Trading has finished the amendment process of its credit agreements. This process has enabled PMI Trading to keep using LIBOR rates until their publication ceases and then continue with the new SOFR rates as benchmark rates.
NOTE 9. CASH AND CASH EQUIVALENTS
As of September 30, 2022 and December 31, 2021, cash and cash equivalents were as follows:

	September 30, 2022		December 31, 2021
Cash on hand and in banks(i) (ii)	Ps.	39,561,892	Ps.	41,520,864
Highly liquid investments (iii)	22,709,179		34,985,583
	Ps.	62,271,071	Ps.	76,506,447

(i)	Cash on hand and in banks is primarily composed of cash in banks.

(ii)
As of December 31, 2021, includes Ps. 15,461,286 in cash, allocated to the retirement plan of benefits to employees. These resources are obtained from the collection of Government bonds that will be transferred exclusively to the Fideicomiso Fondo Laboral Pemex (“Pemex Labor Fund” or “FOLAPE”) for the payment of obligations related to pensions and retirement plans.

(iii)	Mainly composed of short-term Mexican Government investments.
NOTE 10. CUSTOMERS AND OTHER FINANCING AND NON-FINANCING ACCOUNTS RECEIVABLE
As of September 30, 2022 and December 31, 2021, accounts receivable and other receivables were as follows:

A.	Customers

	September 30, 2022		December 31, 2021
Domestic customers, net	Ps.	73,463,144	Ps.	54,031,475
Export customers, net	57,051,195		47,227,606
Total customers	Ps.	130,514,339	Ps.	101,259,081

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B.	Other financial and non-financial accounts receivable

	September 30, 2022		December 31, 2021
Financial assets:
Sundry debtors(1)	Ps.	30,129,263	Ps.	37,034,460
Employees and officers	4,343,719		3,752,693
Total financial Assets	Ps.	34,472,982	Ps.	40,787,153
Non-financial assets:
Taxes to be recovered and prepaid taxes	Ps.	76,430,365	Ps.	80,581,955
Special Tax on Production and Services	44,749,952		53,176,800
Other accounts receivable	3,135,031		2,591,360
Total non-financial assets:	Ps.	124,315,348	Ps.	136,350,115

(1)	Includes Ps. (312,202) and Ps. (210,672) of impairment, as of September 30, 2022 and December 31, 2021, respectively.
NOTE 11. INVENTORIES
As of September 30, 2022 and December 31, 2021, inventories were as follows:

	September 30, 2022		December 31, 2021
Refined and petrochemicals products	Ps.	73,864,875	Ps.	40,359,715
Products in transit	63,383,057		21,614,227
Crude oil	27,418,100		18,540,376
Materials and products in stock	5,488,139		5,036,587
Materials in transit	337,832		313,899
Gas and condensate products	295,674		248,338
	Ps.	170,787,677	Ps.	86,113,142
NOTE 12. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES
A.    The investments in joint ventures and associates as of September 30, 2022 and December 31, 2021 were as follows:

	Percentage of investment	September 30, 2022		December 31, 2021
Deer Park Refining Limited Partnership(1)	49.995%	Ps.	—	Ps.	6,703,324
Sierrita Gas Pipeline LLC	35.00%	1,064,301		1,187,170
Frontera Brownsville, LLC.	50.00%	440,353		456,503
Texas Frontera, LLC.	50.00%	188,320		195,814
CH 4 Energía, S. A. de C.V.	50.00%	154,097		174,321
Administración Portuaria Integral de Dos Bocas, S. A. de C.V.	40.00%	131,358		110,344
Other-net	Various	129,199		130,800
Total		2,107,628		8,958,276
(Impairment) in joint venture Deer Park Refining Limited Partnership(2)		—		(6,703,324)
		Ps.	2,107,628	Ps.	2,254,952

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(1)
As of December 31, 2021, PEMEX owned 49.995% interest in DPRLP, accordingly DPRLP was recognized through the equity method in the financial statements of PEMEX. As of September 30, 2022, PEMEX owns 100% interest in DPRLP and has control of the company. Accordingly, DPRLP is consolidated in the financial statements of PEMEX.

(2)	As of December 31, 2021, the investment in Deer Park was totally impaired (see subsection B.).
Profit (loss) sharing in joint ventures and associates:

	For the nine- month period ended September 30,
	2022		2021
Deer Park Refining Limited Partnership	Ps.	—	Ps.	(3,320,804)
Sierrita Gas Pipeline, LLC.	97,616		100,215
CH4 Energía, S. A. de C.V.	23,275		19,540
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.	21,014		(79,083)
Frontera Brownsville, LLC.	17,056		30,500
Texas Frontera, LLC.	10,824		18,366
Ductos el Peninsular, S. A. P. I. de C. V.	(370)		(18)
Other, net	62,934		64,601
Profit (loss) sharing in joint ventures and associates, net	Ps.	232,349	(3,166,683)

	For the three-month period ended September 30,
	2022		2021
Deer Park Refining Limited Partnership	Ps.	—	Ps.	4,351
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.	18,813		(43,906)
Sierrita Gas Pipeline, LLC.	16,171		33,339
Frontera Brownsville, LLC.	9,628		6,385
Texas Frontera, LLC.	3,568		4,904
CH4 Energía, S. A. de C.V.	2,466		12,366
Ductos el Peninsular, S. A. P. I. de C. V.	(396)		(16)
Other, net	20,951		24,178
Profit (loss) sharing in joint ventures and associates, net	Ps.	71,201	41,601
B.    Additional information about the significant investments in joint ventures and associates is presented below:
•Deer Park. On March 31, 1993, PMI NASA acquired 49.995% of the Deer Park Refinery. In its capacity as general partner of DPRLP, Shell was responsible for the operation and management of the Deer Park Refinery (installed capacity of approximately 340,000 barrels per day of crude oil).
Management decisions were made jointly with respect to investment in or disposal of assets, distribution of dividends, indebtedness and equity operations. In accordance with the investment contract and the operation of the agreement, the participants had the rights to the net assets in the proportion of their participation. This joint venture was recorded under the equity method.
The investment in Deer Park as of December 31, 2021 was Ps. 6,703,324, which represented PMI NASA’s 49.995% interest in Deer Park (see subsection A.).
COVID-19 negatively impacted the energy industry due to mobility restrictions and stoppages in several industries. For the Deer Park Refinery these impacts were observed in the reduction in refining margins due to lower demand in fuels. Therefore, at the beginning of 2021, Deer Park’s partners decided to support the refinery financially, given problems with liquidity toward the end of 2020.

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The support from Deer Park’s partners allowed us to continue the operation of the refinery. During 2021, there were three material impacts on the results:
a.Low refining margins due to lower international demand as a result of the COVID-19 pandemic.
b.Winter Storm Suspension. In February 2021, industries within the Texas area were affected by heavy snowfall. For the Deer Park Refinery, this scenario resulted in a total emergency stoppage and the activities resumed by the last week of March 2021. However, repair activities were required and were completed in November 2021.
c.As established under the Renewable Fuel Standard Program of the Environmental Protection Agency of the United States of America, we are required to blend renewable products for transportation fuels, which led to an increase in renewable blending cost obligations from a higher price of “Renewal Identification Numbers”.
Acquisition of the joint venture:
See accounting policy in Note 3(A)(i)(V) of PEMEX’s annual consolidated financial statements as of and for the year ended December 31, 2021.
As a result, indications of impairment were identified, and at the end of 2021, impairment tests were carried out on the amount of the investment recognized in Deer Park, and the result was the recognition of a total impairment in the book value of the investment as of December 31, 2021 of Ps. 6,703,324, which is presented as a separate line item in the statement of comprehensive income.
PEMEX determined the fair value of the joint venture under the market approach, with information from an observable transaction between independent parties, duly informed and in a market of free competition. In this observable transaction, the total value of the debt was agreed as the fair value of Deer Park.
On January 20, 2022, PMI SUS acquired the remaining 50.005% of participation and voting interest in Deer Park through a purchase agreement with Shell, thereby becoming owner of Deer Park. Through this operation, PEMEX indirectly acquired control over Deer Park. As a result of the acquisition, this company is now consolidated in PEMEX’s financial statements. Beginning January 20, 2022, DPRLP’s business model changed from a company that obtained revenues from services for processing crude oil to a company that buys and processes crude oil and sells gasolines and distillates.
Deer Park is a limited partnership under the laws of Delaware, with operations in Deer Park, Texas. The purpose of the acquisition is to strengthen and increase the refining capacity under PEMEX’s control. Currently, we are in the process of assessing the overall integration of Deer Park into our refining operations.
Prior to the acquisition, the participation in Deer Park was recognized as a joint venture. As a result, the participation was recognized in PEMEX’s consolidated financial statements using the equity method.
On November 3, 2021, the Board of Directors authorized PEMEX’s capitalization of HHS and HPE up to the amount received from the Fondo Nacional de Infraestructura (National Infrastructure Fund, or “FONADIN”) as a non-recoverable contribution to enable HHS and HPE, in turn, to capitalize PMI NASA and PMI SUS. These capitalizations were used to meet financial commitments arising out of the acquisition of Shell’s interest in Deer Park. In January 2022, the amount received and recorded from the FONADIN totaled Ps. 23,000,000 (U.S.$1,127,285) . In addition, PEMEX entered into a borrowing of Ps. 8,974,406 (U.S.$436,000) due in one year.
In recognition of this transaction, PEMEX is applying the purchase method in accordance with International Financial Reporting Standard (IFRS) 3 “Business Combinations”, accounting for the transaction as a business combination achieved in stages. The acquiree company included in the identifiable assets at the date of acquisition of DPRLP are inputs (mainly Properties, Plant and Equipment and inventories), production processes and workforce. PEMEX has determined that together the acquired inputs and processes significantly contribute to the ability to generate revenue. PEMEX has concluded that the acquired set is a business.

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Consideration transferred
PEMEX’s purchase of control of Deer Park, through the 50.005% interest owned by Shell, included the following:

Cash paid to Shell	Ps.	8,597,743	U.S.$	421,396
Payment of debt to third parties	18,289,066		896,391
Payment of DPRLP’s debt to company partners	3,496,054		171,350
Total consideration paid in cash	Ps.	30,382,863	U.S.$	1,489,137
Settlement of pre-existing relationship	6,663,803		326,609
Total consideration paid in cash and settlement of pre-existing relationship	Ps.	37,046,666	U.S.$	1,815,746
The settlement of the pre-existing relationship includes the payment of 100% of PMI NASA’s Partners Loan (Ps.1,227,383 or U.S.$60,157 with cash and Ps. 5,436,420 or U.S.$266,452 with equity) which Deer Park used for operative purposes, and which consisted of a principal of Ps. 6,630,975 (U.S.$325,000) and interest of Ps.32,828 (U.S.$1,609). With this settlement, the account receivable registered on PMI NASA’s books was derecognized. As the book value of this item was equal to its fair value and there were no cancellation clauses, no effects were recognized in the profit or loss of the period.
Acquisition-related costs
Acquisition-related costs for the 50.005% interest in Deer Park totaled Ps. 145,937 (U.S.$7,091) recognized in the administrative expenses line item in the profit or loss for the applicable period.
Identifiable assets acquired and liabilities assumed.
The following table summarizes the fair value of the identifiable assets acquired.

Cash and cash equivalents	Ps.	1,597,759	U.S.$	78,310
Inventories	6,918,473		339,091
Other current assets	131,661		6,453
Total current Assets	8,647,893		423,854
Property, Plant and Equipment	29,669,961		1,454,196
Total identifiable net assets acquired	Ps.	38,317,854	U.S.$	1,878,050
The Company carried out the valuation of the fair value of the business acquired under the market approach since it has information on an observable transaction between independent parties, is duly informed and is in a free competition market.
At the acquisition date, considering the amount of the value of the net assets and the consideration transferred, a gain at a bargain purchase was determined as follows:

Total consideration transferred	Ps.	37,046,666	U.S.$	1,815,746
Fair value of the identifiable net assets acquired	(38,317,854)		(1,878,050)
Gain on bargain purchase	Ps.	(1,271,188)	U.S.$	(62,304)
There was not any gain or loss in the previously held interest because the book value and the fair value of these items was zero at the acquisition date. The technique used for the measuring of the fair value of the previous held interest was the adjusted book value method.
The gain on bargain purchase was recognized in other income line item in the profit or loss of the period.
The gain of U.S.$62,304 (Ps. 1,271,188) was due to closing adjustments consisting of Shell’s assumption of DPRLP’s accrued expenses and taxes and the pro rated cash.
This is explained by the improvement in refining margins and forecasts during the last quarter of 2021.

Index
For the nine-month period ended September 30, 2022, DPRLP contributed Ps. 210,962,937 to PEMEX’s total revenues and Ps. 20,580,112 to PEMEX’s total income for the period.
As of September 30, 2022, PEMEX recognized Ps.(10,383,296) of currency translation effects from the investment in DPRLP into other income, as a result of derecognizing the equity method.
Associates
•Sierrita Gas Pipeline LLC. This company was created on June 24, 2013. Its main activity is the developing of projects related to the transportation infrastructure of gas in the United States. This investment is recorded under the equity method.
•Frontera Brownsville, LLC. Effective April 1, 2011, PMI SUS entered into a joint venture with TransMontaigne Operating Company L.P (TransMontaigne) to create Frontera Brownsville, LLC. Frontera Brownsville, LLC was incorporated in Delaware, United States, and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. This investment is recorded under the equity method.
•Texas Frontera, LLC. This company was constituted on July 27, 2010, and its principal activity is the lease of tanks for the storage of refined product. PMI SUS, which owns 50% interest in Texas Frontera, entered into a joint venture with Magellan OLP, L.P. (Magellan), and together they are entitled to the results in proportion of their respective investment. The company has seven tanks with a capacity of 120,000 barrels per tank. This joint venture is recorded under the equity method.
•CH4 Energía, S.A. de C.V. This company was constituted on December 21, 2000. CH4 Energía engages in the purchase and sale of natural gas and in activities related to the trading of natural gas, such as transport and distribution in Valle de Toluca, Mexico. This joint venture is recorded under the equity method.
•Administración Portuaria Integral de Dos Bocas, S.A. de C.V. This company was constituted on August 12, 1999. Its primary activity is administrating the Dos Bocas port, which is in Mexico’s public domain, promoting the port’s infrastructure and providing related port services. This investment is recorded under the equity method.
•Ductos el Peninsular S.A.P.I. de C.V. This company was created on September 22, 2014. Its primary activity is the construction and operation of an integral transportation system and storage of petroleum products in the Peninsula of Yucatán.

Index
NOTE 13. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET
As of September 30, 2022 and December 31, 2021, wells, pipelines, properties, plant and equipment, net, is presented as follows:

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Unproductive fixed assets	Total fixed assets
Investment
Balances as of January 1, 2021	Ps.	811,705,022	13,492,631	481,791,665	1,387,228,249	60,311,739	354,353,029	48,829,010	16,829,532	161,870,424	44,225,819	—	3,380,637,120
Acquisitions	7,963,546		—	2,255,478	18,125,341	11,312	2,606,668	802,055	119,759	68,499,434	7,958	—	100,391,551
Reclassifications	3,154,806		—	(7,699)	105,873	65	(2,931,778)	2,082	73,211	(103,587)	41,205	1,625	335,803
Capitalization	1,520,740		—	2,256,417	28,673,456	287,955	2,148,170	129,397	—	(35,016,135)	—	—	—
Disposals	(118,695)		—	(115)	—	—	—	(86,428)	(24,619)	(71,339)	—	(204)	(301,400)
Balances as of September 30, 2021	Ps.	824,225,419	13,492,631	486,295,746	1,434,132,919	60,611,071	356,176,089	49,676,116	16,997,883	195,178,797	44,274,982	1,421	3,481,063,074
Balances as of January 1, 2021	811,705,022		13,492,631	481,791,665	1,387,228,249	60,311,739	354,353,029	48,829,010	16,829,532	161,870,424	44,225,819	—	3,380,637,120
Acquisitions	16,202,848		57,182	4,008,698	31,584,832	287,710	4,630,358	974,167	326,998	122,214,783	57,092	—	180,344,668
Reclassifications	3,218,834		—	(507,065)	64,049	115	(2,931,778)	2,049	130,971	127,142	276,866	524,679	905,862
Impairment presentation (2)	113,522,135		(1,217)	24,292,290	121,070,386	9,817,972	67,305,005	(328,799)	6,303,440	36,777,946	—	—	378,759,158
Capitalization	8,292,881		—	3,923,149	43,076,120	294,044	4,659,693	152,540	5,235,745	(65,840,388)	206,216	—	—
Disposals	(1,455,531)		—	(18,032,858)	(95,061,066)	—	(12,131,094)	(318,412)	(292,249)	(1,714,397)	—	(524,679)	(129,530,286)
Balances as of December 31, 2021	Ps.	951,486,189	13,548,596	495,475,879	1,487,962,570	70,711,580	415,885,213	49,310,555	28,534,437	253,435,510	44,765,993	—	3,811,116,522
Acquisitions (3)	29,011,070		365,480	2,153,240	22,648,940	2,129,720	1,180,740	5,447,380	2,877,230	166,324,927	56,240	—	232,194,967
Reclassifications	1,325,400		—	—	—	—	(1,039,690)	(202,330)	(4,721,920)	4,557,790	—	—	(80,750)
Capitalization	16,103,330		—	7,900,270	48,128,330	930,740	2,376,410	702,690	1,116,720	(77,672,310)	413,820	—	—
Disposals	(1,513,220)		(893,530)	(252,940)	—	(60,140)	(130)	(351,550)	(696,380)	(2,375,930)	(400,700)	—	(6,544,520)
Translation effect	(1,154,917)		—	(23,310)	—	(106,400)	—	(56,280)	(60,590)	(381,840)	(32,860)	—	(1,816,197)
Balances as of September 30, 2022	Ps.	995,257,852	13,020,546	505,253,139	1,558,739,840	73,605,500	418,402,543	54,850,465	27,049,497	343,888,147	44,802,493	—	4,034,870,022

Index

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Unproductive fixed assets	Total fixed assets
Accumulated depreciation and amortization
Balances as of January 1, 2021	Ps.	(520,582,198)	(5,902,442)	(200,976,329)	(1,081,366,803)	(39,893,540)	(204,238,464)	(43,336,870)	(8,210,953)	—	—	—	(2,104,507,599)
Depreciation and amortization	(26,230,863)		(313,450)	(10,943,480)	(49,210,710)	(1,368,441)	(10,650,961)	(1,493,639)	(408,477)	—	—	—	(100,620,021)
Reclassification	(292,377)		—	(47,505)	—	(25,026)	49,841	1,296	(22,032)	—	—	—	(335,803)
(Impairment)	(13,949,961)		—	(11,353,737)	(24,319,176)	—	—	—	—	(1,324,521)	—	(1,421)	(50,948,816)
Reversal of impairment	17,595,386		—	1,550,200	66,330,576	—	3,264,122	—	328,176	122,820	—	—	89,191,280
Disposals	70,173		—	(70,669)	—	16,934	—	50,029	20,353	—	—	—	86,820
Balances as of September 30, 2021	Ps.	(543,389,840)	(6,215,892)	(221,841,520)	(1,088,566,113)	(41,270,073)	(211,575,462)	(44,779,184)	(8,292,933)	(1,201,701)	—	(1,421)	(2,167,134,139)
Balances as of January 1, 2021	Ps.	(520,582,198)	(5,902,442)	(200,976,329)	(1,081,366,803)	(39,893,540)	(204,238,464)	(43,336,870)	(8,210,953)	—	—	—	(2,104,507,599)
Depreciation and amortization	(39,126,110)		(395,756)	(16,731,217)	(56,070,192)	(1,846,486)	(16,627,864)	(2,008,187)	(625,553)	—	—	—	(133,431,365)
(Impairment)	(43,670,755)		—	(25,193,511)	(62,151,433)	—	(5,503,546)	—	(108,749)	(21,233,314)	—	—	(157,861,308)
Reversal of impairment	38,499,016		—	23,545,676	72,569,176	—	20,727,844	—	—	1,309,001	—	—	156,650,713
Reclassitications	(4,541,518)		15,413	(90,202)	(89,082)	5,701,953	51,568	59,141	103,085	(2,116,220)	—	—	(905,862)
Impairment presentation(2)	(113,522,135)		1,217	(24,292,290)	(121,070,386)	(9,817,972)	(67,305,005)	328,799	(6,303,440)	(36,777,946)	—	—	(378,759,158)
Disposals	453,965		—	7,300,538	65,307,692	—	8,820,911	261,910	85,648	—	—	—	82,230,664
Balances as of December 31, 2021	Ps.	(682,489,735)	(6,281,568)	(236,437,335)	(1,182,871,028)	(45,856,045)	(264,074,556)	(44,695,207)	(15,059,962)	(58,818,479)	—	—	(2,536,583,915)
Depreciation and amortization	(28,447,920)		(331,820)	(11,578,310)	(49,906,090)	(1,430,920)	(11,827,740)	(2,134,580)	(575,010)	—	—	—	(106,232,390)
Reclassification	(28,640)		—	—	—	—	28,200	77,150	4,040	—	—	—	80,750
(Impairment)	(25,633,448)		—	(1,321,170)	(12,148,001)	—	(8,187,040)	—	—	(1,505,294)	—	—	(48,794,953)
Reversal of impairment	67,221,448		—	7,814,245	15,302,089	—	13,456,757	—	—	1,874,260	—	—	105,668,799
Disposals	179,220		—	267,010	—	56,260	—	156,240	371,540	—	—	—	1,030,270
Translation effect	802,590		226,180	31,730	71,680	75,730	—	278,300	6,963	—	—	—	1,493,173
Balances as for September 30, 2022	Ps.	(668,396,485)	(6,387,208)	(241,223,830)	(1,229,551,350)	(47,154,975)	(270,604,379)	(46,318,097)	(15,252,429)	(58,449,513)	—	—	(2,583,338,266)
Wells, pipelines, properties, plant and equipment—net as of September 30, 2021	Ps.	280,835,579	7,276,739	264,454,226	345,566,806	19,340,998	144,600,627	4,896,932	8,704,950	193,977,096	44,274,982	—	1,313,928,935
Wells, pipelines, properties, plant and equipment—net as of December 31, 2021	Ps.	268,996,454	7,267,028	259,038,544	305,091,542	24,855,535	151,810,657	4,615,348	13,474,475	194,617,031	44,765,993	—	1,274,532,607
Wells, pipelines, properties, plant and equipment—net as of September 30, 2022	Ps.	326,861,367	6,633,338	264,029,309	329,188,490	26,450,525	147,798,164	8,532,368	11,797,068	285,438,634	44,802,493	—	1,451,531,756
Depreciation rates	3 a 5%		5%	2 a 7%	—	3 a 7%	4%	3 a 10%	4 a 20%
Estimated useful lives	20 a 35		20	15 a 45	—	33 a 35	25	3 a 10	5 a 25

(1)	Mainly wells, pipelines and plants.

(2)	To present the accumulated effect of impairment as part of the accumulated depreciation and amortization. This presentation does not affect the net value of wells, pipelines, properties, plant and equipment.

(3)	On January 20, 2022, PEMEX acquired assets with a cost of Ps. 29,669,961, mainly plants. This amount includes assets acquired through a business combination (see Note 12).

Index
Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)

A.
For the nine-month periods ended September 30, 2022 and 2021, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 3,201,474 and Ps. 2,278,835, respectively. Financing cost rates during the nine-month periods ended September 2022 and 2021 were 5.40% to 6.64% and 6.15% to 6.48%, respectively.

B.
The combined depreciation of fixed assets and amortization of wells for the nine-month periods ended September 30, 2022 and 2021, recognized in operating costs and expenses, was Ps. 106,232,390 and Ps. 100,620,021, respectively which includes costs related to plugging and abandonment of wells for the nine-month periods ended September 30, 2022 and 2021 of Ps. 72,321 and Ps. 111,453, respectively.

C.
As of September 30, 2022 and December 31, 2021, provisions relating to future plugging of wells costs amounted to Ps. 73,003,139 and Ps. 70,144,756, respectively, and are presented in the “Provisions for plugging of wells” (see Note 17).

D.
As of September 30, 2022 and 2021, the translation effect of property, plant and equipment items from a different currency than the presentation currency was Ps. (323,024) and Ps. 1,765,350, respectively, which was mainly plant.

E.
During the nine-month periods ended September 30, 2022 and 2021, PEMEX recognized a reversal of impairment of Ps. 56,873,846, and Ps. 38,242,464, respectively, which is presented as a separate line item in the consolidated statement of comprehensive income as follows:

	For the nine-month periods ended September 30,
	2022					2021
	Reversal of impairment		(Impairment)	Reversal of impairment/ (Impairment), net		Reversal of impairment		(Impairment)	Reversal of impairment/ (Impairment), net
Pemex Exploration and Production	Ps.	37,007,434	(25,047,799)	Ps.	11,959,635	Ps.	74,064,522	(36,428,848)	Ps.	37,635,674
Pemex Industrial Transformation	66,836,020		(23,747,154)	43,088,866		14,798,584		(14,519,968)	278,616
Pemex Logistics	1,542,908		—	1,542,908		328,174		—	328,174
MGAS	282,437		—	282,437		—		—	—
Total	Ps.	105,668,799	(48,794,953)	Ps.	56,873,846	Ps.	89,191,280	(50,948,816)	Ps.	38,242,464
Cash-Generating Unit of Pemex Exploration and Production
During the nine-month periods ended September 30, 2022 and 2021, Pemex Exploration and Production recognized a net reversal of impairment, of Ps. 11,959,635 and Ps. 37,635,674, respectively.

Index
Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)
The net reversal of impairment by Cash-Generating Units (GGUs) include the net cumulative effect of impairment and reversal of impairment determined during the nine-month period September 30, 2022 and 2021 as follows:

	2022		2021
Cantarell	Ps.	18,195,996	Ps.	39,981,311
Burgos	9,124,073		—
Antonio J. Bermúdez	6,252,924		6,342,147
Tamaulipas Constituciones	1,603,470		2,678,561
Tsimin Xux	766,217		—
Ogarrio Magallanes	530,061		—
Cuenca Macuspana	267,549		20,188
Misión (Cee)	234,658		—
Ébano	32,486		—
Aceite Terciario del Golfo	—		13,493,508
Crudo Ligero Marino	—		8,633,963
Arenque	—		959,456
Chuc	—		1,473,714
Ixtal - Manik	—		481,674
Reversal of impairment	37,007,434		74,064,522
Ogarrio Magallanes	(9,563,163)		(308,809)
Tsimin Xux	(8,902,374)		(13,576,172)
Burgos	(2,965,348)		(7,213,977)
Lakach	(1,123,087)		(368,455)
Tamaulipas Constituciones	(916,937)		(376,676)
Chuc	(893,504)		(10,556,097)
Antonio J. Bermudez	(276,546)		—
Cuenca Macuspana	(193,728)		(146,431)
Misión (Cee)	(151,347)		(297,469)
Ébano	(61,765)		—
Cantarell	—		(1,149,238)
Crudo Ligero Marino	—		(621,456)
Arenque	—		(202,649)
Ku-Maloob-Zaap	—		(993,579)
Cuenca de Veracruz	—		(494,368)
Cactus Sitio Grande	—		(123,472)
(Impairment)	(25,047,799)		(36,428,848)
Reversal (impairment) net	Ps.	11,959,635	Ps.	37,635,674

As of September 30, 2022, Pemex Exploration and Production recognized a net reversal of impairment of Ps.11,959,635, mainly due to: (i) a positive effect due to the increase in crude oil prices of Ps. 89,496,928, mainly in the Cantarell CGU; (ii) a decrease in transportation and distribution costs, resulting in a positive effect of Ps. 64,347,041, mainly in the Cantarell CGU; (iii) a positive tax effect of Ps. 1,970,149 due to lower production income and translation effect mainly in Chuc CGU. These effects were offset by (i) a decrease in production volume of crude oil of Ps. 129,998,145 mainly in Ogarrio Sanchez Magallanes, Antonio J. Bermudez, Tsimin Xux and Burgos CGUs; (ii) a lower exchange rate gain of Ps. 3,697,480, from a peso/U.S. dollar exchange rate of Ps. 20.5835 = U.S. $1.00 as of December 31, 2021 to Ps. 20.3058 =

Index
Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)
U.S. $1.00 as of September 30, 2022; (iii) a negative effect of Ps. 10,158,858, due to an increase in the discount rate from 6.89% to 7.21%; mainly in Burgos, Antonio J. Bermudez and Tamaulipas Constituciones CGUs.

As of September 30, 2021, Pemex Exploration and Production recognized a net reversal of impairment of Ps. 37,635,674, mainly due to: (i) an increase in crude oil prices, generating a positive effect of Ps. 80,075,374, mainly in the Cantarell, Antonio J. Bermúdez, Crudo Ligero Marino, Aceite Terciario del Golfo (“ATG”) and Tamaulipas Constituciones CGUs; (ii) an exchange rate effect of Ps. 7,676,061, as a result of the appreciation of the peso against the U.S. dollar, from a peso/U.S. dollar exchange rate of Ps. 19.9487 = U.S. $1.00 as of December 31, 2020 to Ps. 20.3060 = U.S. $1.00 as of September 30, 2021; (iii) a positive effect of Ps. 3,382,991, due to a decrease in the discount rate from 6.23% to 5.90%, mainly in the Cantarell, ATG, Ixtal Manik and Arenque CGUs. These effects were offset by (i) a decrease in production volume of crude oil and higher transportation and distribution costs, resulting in a negative effect of Ps. 44,788,913, mainly in the Tsimin Xux, Burgos and Cuenca de Macuspana CGUs; (ii) an increase in proven reserves in the new Ixachi, Xikin, Jaatsul, Cheek, Uchbal, TetL, Teekit, Suuk, Pokche and Mulach fields; (iii) a negative tax effect of Ps. 949,106, mainly in the Antonio J. Bermúdez, ATG and Tamaulipas Constituciones CGUs, due to higher income as a result of an increase in hydrocarbon prices and a decrease in the discount rate with respect to December 31, 2020; and (iv) a higher than expected cost on disposal of abandoned fixed assets of Ps. 7,760,733, due to the fact that these assets did not represent an investment for the remainder of financial year 2021, nor for the immediately subsequent years.

The CGUs of Pemex Exploration and Production are investment projects in productive fields with hydrocarbon reserves associated with proved reserves. These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.

Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production's proved reserves. The recoverable amount on each asset is the value in use.

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

As of September 30,
	2022	2021
Average crude oil price	58.64 USD/bl	54.99 USD/bl
Average gas price	4.85 USD/mpc	4.70 USD/mpc
Average condensates price	64.98 USD/bl	64.29 USD/bl
Discount rate	7.21% annual	5.90% annual
For 2022 and 2021 the total forecast production, calculated with a horizon of 25 years, was 6,703 million and 6,141 million barrels per day of crude oil equivalent, respectively.
Pemex Exploration and Production, in compliance with practices observed in the industry, estimates the recovery value of an asset by determining its value in use, based on cash flows associated with proved reserves after taxes and using a discount rate, also after taxes. Cash flows related to plugging wells provision costs are excluded in this computation of discounted cash flows.

Index
Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)
As of September 30, 2022 and 2021, values in use for CGU with impairment or reversal of impairment are:

	2022		2021
Ku-Maloob-Zaap	Ps.	675,642,095	Ps.	646,140,977
Cuenca de Veracruz	132,777,887		169,460,571
Cantarell	67,092,681		142,433,061
Chuc	73,209,192		54,633,917
Aceite Terciario del golfo	78,617,964		54,019,442
Ogarrio Magallanes	19,056,945		29,327,987
Antonio J. Bermudez	22,211,983		28,193,558
Cactus Sitio Grande	33,414,483		25,684,671
Crudo Ligero Marino	29,084,553		21,536,136
Tsimin Xux	25,080,469		20,681,792
Ixtal - Manik	19,693,120		13,902,514
Burgos	10,303,986		9,686,548
Poza Rica	6,767,035		8,597,852
Tamaulipas constituciones	6,242,425		7,070,363
Arenque	5,931,445		5,937,235
Cuenca de Macuspana	744,643		843,489
Total	Ps.	1,205,870,906	Ps.	1,238,150,113
Cash-Generating Units of Pemex Industrial Transformation
During the nine-month periods ended September 30, 2022 and 2021, Pemex Industrial Transformation recognized a net reversal of impairment, of Ps. 43,088,866 and Ps. 278,616, respectively.

Index
Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)
The net reversal of impairment by GGUs include the net cumulative effect of impairment and reversal of impairment determined during the nine-month period September 30, 2022 and 2021 as follows:

	2022		2021
Minatitlán Refinery	Ps.	32,753,878	Ps.	4,926,256
Madero Refinery	21,042,822		1,344,916
Tula Refinery	9,830,444		5,712,131
Cosoleacaque Petrochemical Complex	2,887,875		—
Morelos Petrochemical Complex	151,737		2,815,281
New Pemex Gas Processing Complex	137,669		—
Pajaritos Ethylene Processor Complex	31,595		—
Reversal of impairment	66,836,020		14,798,584
Morelos Petrochemical Complex	(7,580,085)		(767,243)
Cangrejera Ethylene Processor Complex	(5,683,409)		—
Madero Refinery	(3,594,516)		(5,861,975)
Cosoleacaque Petrochemical Complex	(3,278,609)		(1,324,519)
Poza Rica Gas Processing Complex	(3,200,227)		—
Cangrejera Petrochemical Complex	(251,035)		—
Minatitlán Refinery	(159,273)		(6,566,231)
Impairment	(23,747,154)		(14,519,968)
Reversal of impairment	Ps.	43,088,866	Ps.	278,616

As of September 30, 2022, the net reversal of impairment of Ps. 43,088,866 was mainly the result of a 26.0% increase in refining sales price. These effects were partially offset by (i) an increase in raw material costs of 20.83%; (ii) an 14.81% increase in the discount rate of CGUs of refined products by 1.4% and a decrease in the discount rate of ethylene products by 4.75%; and (iii) a decrease in the exchange rate of the peso against the U.S. dollar, from a peso/U.S. dollar exchange rate of Ps. 20.5835 = U.S. $1.00 as of December 31, 2021, to Ps. 20.3058 = U.S. $1.00 as of September 30, 2022, which are used as cash flows when U.S. dollars are taken as reference.

As of September 30, 2021, Pemex Industrial Transformation recognized a net reversal of impairment of Ps. 278,616. This net reversal of impairment was mainly due to (i) an increase of the exchange rate, from a peso/U.S. dollar exchange rate of Ps. 19.9487 = U.S. $1.00 as of December 31, 2020 to Ps. 20.3060 = U.S. $1.00 as of September 30, 2021, which are used as cash flows when U.S. dollars are taken as reference; and (ii) a decrease in the discount rate of CGUs of refined products and petrochemical products by 1.49% and 1.19%, respectively and an increase in gas and ethylene products by 0.90% and 0.54%, respectively.

Index
Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)
To determine the value in use of long-lived assets associated with the CGUs of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

	As of September 30,
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	Refining		Gas		Petrochemicals		Ethylene **		Fertilizers
Average crude oil Price	US$72.98	US$59.10	N.A.		N.A.		N.A.		N.A.
Processed volume (i)	889 Mbd	906 Mbd	2,061 mmpcd	2,161 mmpcd	Variable because the load inputs are diverse		Variable because the load inputs are diverse		Variable because the load inputs are diverse
Rate of U.S. dollar	20.3058	20.3060	20.3058	20.3060	20.3058	20.3060	20.3058	20.3060	20.3058	20.306
Useful lives of the cash-generating units (year average)	12	11	7	7	5	6	5	5	5	5
Discount rate	10.85%	9.34%	10.36%	10.66%	8.22%	8.57%	8.22%	8.57%	10.25%	10.01%
Period *	2022-2033		2022-2028		2022-2026		2022-2026		2022-2026
*    The first 5 years are projected and stabilize at year 6.
**    This entity was merged into Pemex Industrial Transformation on July 1, 2019.
(i)    Average of the first 4 years.
N.A. Non-applicable

CGUs in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to customers or intermediate products that can be processed in another of its CGUs or by a third party. Each processing center of Pemex Industrial Transformation represents the smallest unit that has distinguishable revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the CGUs, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.
The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on discounted cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of September 30, 2022 and 2021, the value in use for the impairment of fixed assets was as follows:

	2022		2021
Salina Cruz Refinery	Ps.	88,243,043	Ps.	50,208,309
Tula Refinery	73,301,942		55,499,327
Minatitlán Refinery	52,761,544		15,396,795
New Pemex Gas Processing Complex	27,668,082		—
Madero Refinery	21,476,184		1,635,845
Cangrejera Pretrochemicals Complex	10,207,253		9,335,695
Poza Rica Gas Processor Complex	559,754		—
Cosoleacaque Complex	300,018		—
Morelos Ethylene Processor Complex	—		11,103,807
Total	Ps.	274,517,820	Ps.	143,179,778

Index
Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)
Cash-Generating Units of Pemex Logistics
As of September 30, 2022 and 2021, Pemex Logistics recognized a net reversa lof impairment of Ps. 1,542,908 and Ps. 328,174, respectively, mainly due to the capitalization of some constructions in progress during 2022 which were included in the impairment provision as of December 31, 2021.
As of September 30, 2022 and 2021, the reversal of impairment were in the following CGUs:

	2022		2021
Construction in progress	Ps.	1,542,908	Ps.	—
Transport (white pipelines)	—		328,174
Reversal of impairment	Ps.	1,542,908	Ps.	328,174
NOTE 14. INTANGIBLE ASSETS, NET
At September 30, 2022, and December 31, 2021, intangible assets, net are mainly wells unassigned to a reserve and other components of intangible assets, which amounted to Ps. 31,466,484 and Ps. 20,016,146, respectively as follows:
A. Wells unassigned to a reserve

	September 30, 2022		December 31, 2021	September 30, 2021
Wells unassigned to a reserve:
Balance at the beginning of the period	Ps.	18,639,136	21,435,160	21,435,160
Additions to construction in progress	22,076,678		25,377,983	15,622,899
Transfers against expenses	(6,004,297)		(12,565,711)	(11,663,560)
Transfers against fixed assets	(8,128,832)		(15,608,296)	(8,423,843)
Balances at the end of the period	Ps.	26,582,685	18,639,136	16,970,656
B. Other intangible assets

	September 30, 2022		December 31, 2021
Licenses	Ps.	9,322,974	5,243,953
Exploration expenses, evaluation of assets and concessions	1,833,385		1,860,718
Amortization accumulated	(6,272,560)		(5,727,661)
Balance at the end of the period	Ps.	4,883,799	1,377,010

Index
Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)
NOTE 15. GOVERNMENT BONDS, LONG-TERM NOTES RECEIVABLE AND OTHER ASSETS
A. Government bonds
As of September 30, 2022 and December 31, 2021, the balance of Government bonds, includes Government bonds valued at amortized cost as follows:

	2022		2021
Government bonds(1)	Ps.	111,722,004	110,855,356
Less: current portion of Government bonds, net of expected credit losses	32,126,173		1,253,451
Total long-term notes receivable	Ps.	79,595,831	109,601,905

(1)	As of September 30, 2022 and December 31, 2021, includes an expected credit loss of Ps. 9,688 and Ps. 13,038, respectively.
As of November 19, 2020, the value of the Government bonds was Ps. 128,786,611, and the liability was Ps. 95,597,610.
On November 20, 2020, Petróleos Mexicanos monetized the whole of the Government bonds by entering into a three-year financial arrangement to partially raise an equivalent of Ps. 95,597,610 at an annual rate of 8.56275%, maturing November 24, 2023. Petróleos Mexicanos retains the risks, benefits and economic rights of the Government bonds, which were delivered to a financial institution. Petróleos Mexicanos will continue to collect coupon and principal payments from the securities throughout the term of the transaction. Therefore, Petróleos Mexicanos recognizes these Government bonds as restricted assets and recognizes short-term debt for the monetization. The resources from the Government bonds will be transferred to the FOLAPE for payments related to its pension and retirement plan obligations.
During the period from January 1 to September 30, 2022, interest income generated by the Government bonds amounted to Ps. 5,425,943, of which Petróleos Mexicanos received payments in the amount of Ps. 6,215,759. During the period from January 1 to December 31, 2021, interest income generated by the Government bonds amounted to Ps. 7,094,180, of which Petróleos Mexicanos received payments in the amount of Ps. 7,126,559. The interest income was recognized as financial income in the consolidated statement of comprehensive income.
As of September 30, 2022 and December 31, 2021, the Government bonds consisted of 17 series of development bonds (D Bonds, M Bonds and UDI Bonds) issued by the SHCP with maturities between 2023 and 2026, with a notional amount of Ps. 102,492,032 and Ps. 913,482 in UDIs, respectively.
As of September 30, 2022 and December 31, 2021, the fair value of the transferred assets was Ps. 106,303,973 and Ps. 109,124,514, respectively and the fair value of the associated liabilities was Ps. 81,655,585 and Ps. 83,869,441, respectively, resulting in a net position of Ps. 24,648,388 and Ps. 25,255,073, respectively.
As of September 30, 2022 and December 31, 2021, the recorded liability was Ps. 101,758,788 (Ps. 100,362,848 of principal and Ps. 1,395,940 interest) and Ps. 84,189,749 (Ps. 83,401,120 of principal and Ps. 788,629 of interest), respectively.

Index
Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)
The roll-forward of the Government bonds is as follows:

	September 30, 2022		December 31, 2021
Balance as of the beginning of the period	Ps.	110,855,356	129,549,519
Government bonds collected	—		(15,788,696)	(1)
Accrued interests	5,425,943		7,094,180
Interests received from bonds	(6,215,759)		(7,126,559)
Impact of the valuation of bonds in UDIS	384,530		459,149
Amortized cost	1,268,584		(3,336,781)
Reversal (Impairment) of bonds	3,350		4,544
Balance at the end of the period	Ps.	111,722,004	110,855,356

(1)	Government bonds were collected on December 9, 2021.
B. Long-term notes receivable
As of September 30, 2022 and December 31, 2021, the balance of long-term notes receivable was Ps. 1,414,291 and Ps. 1,646,290 respectively and includes Ps. 796,176 and Ps. 833,473, respectively, of collection rights related to Value Added Tax from the transferred assets by CENAGAS.
C. Other assets
As of September 30, 2022 and December 31, 2021, the balance of other assets was as follows:

	September 30, 2022		December 31, 2021
Payments in advance(1)	Ps.	40,753,991	35,931,167
Other	2,709,030		2,327,872
Insurance	923,696		853,891
Total other assets	Ps.	44,386,717	39,112,930

(1)	Mainly advance payments to contractors for the construction of the Dos Bocas Refinery through PTI ID.
NOTE 16. DEBT
The Federal Revenue Law applicable to PEMEX as of January 1, 2022, published in the Official Gazette of the Federation on November 12, 2021, authorized Petróleos Mexicanos and its Subsidiary Entities to incur a domestic net debt up to Ps. 27,242,000 and an external net debt up to U.S.$1,860,000. PEMEX can incur additional internal or external debt, as long as the total amount of net debt does not exceed the ceiling established by the Federal Revenue Law.
The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law). The terms and conditions are promulgated in accordance with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.
On December 30, 2021, Petróleos Mexicanos increased its Medium-Term Notes Program from U.S.$112,000,000 to U.S.$125,000,000.

Index
Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)
During the period from January 1 to September 30, 2022, PEMEX participated in the following financing activities:
•On January 14, 2022, P.M.I. SUS, as borrower, and Petróleos Mexicanos, as guarantor, entered into a U.S.$500,000 credit facility maturing in 2023, which bears interest at a floating rate linked to SOFR plus 275 to 425 basis points.
•On January 21, 2022, Petróleos Mexicanos, issued a promissory note for the principal amount of Ps. 2,500,000 for a term of 360 days, at a rate linked to 91-day TIIE plus 238 basis points, maturing in December 2022.
•On February 25, 2022, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 250,000, bearing an interest rate linked to 28-day TIIE plus 235 basis points, maturing in February 2023.
•On March 30, 2022, Petróleos Mexicanos completed the exchange of notes previously issued under Rule 144A and under Regulation S for SEC-registered notes. The following table sets forth, as of September 30, 2022, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.

			Principal amount outstanding
Security	Issuer	Guarantors	(U.S.$)
6.875% Notes due 2025	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	901,836
6.700% Notes due 2032	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	6,779,842
•On March 31, 2022, Petróleos Mexicanos entered into a credit line in the amount of U.S.$75,000 due January 2023, at a floating rate linked to SOFR plus 245 basis points.
•On April 18, 2022, Petróleos Mexicanos renewed a promissory note for Ps. 4,000,000, originally issued in October 2021, bearing interest at a floating rate linked to the 28-day TIIE plus 315 basis points, maturing in January 2023.
•On April 21, 2022, Petróleos Mexicanos renewed a promissory note, originally issued in January 2022, for U.S.$100,000, bearing interest at a floating rate linked to 6-month SOFR plus 208 basis points and an adjustment margin of 42.826 basis points, maturing in October 2022.
•On April 26, 2022, Petróleos Mexicanos obtained Ps. 10,000,000 related to the Government bonds monetization due to February 29, 2024.
•On April 29, 2022, Petróleos Mexicanos increased a credit line from U.S.$150,000, originally issued on May 15, 2017, to U.S. $300,000, bearing interest at a floating rate linked to 3-month SOFR plus 220 basis points.
•On May 18, 2022, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 500,000 bearing interest at a floating rate linked to 28-day TIIE plus 250 basis points, maturing in May 2023.
•On May 31, 2022, Petróleos Mexicanos renewed a promissory note, originally issued in December 2021, for Ps. $3,000,000, bearing interest at a floating rate linked to 28-day TIIE plus 330 basis points, maturing in February 2023.
•On May 31, 2022, Petróleos Mexicanos launched a U.S.$1,984,689 invoice refinancing liability management transaction under which certain suppliers and contractors were given the opportunity to exchange outstanding invoices due from PEMEX and its productive subsidiaries for global 8.750% notes due 2029 issued by PEMEX.

Index
Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)
•On June 15, 2022, Petróleos Mexicanos renewed two promissory notes, originally issued in December 2021 and January 2022, respectively, for Ps. 2,000,000, each one, bearing interest at a floating rate linked to 28-day TIIE plus 330 basis points, maturing in March 2023.
•On June 17, 2022, Petróleos Mexicanos renewed a short-term credit, originally issued in September 2021, for U.S.$500,000 bearing interest at a floating rate linked to 217-day SOFR plus 210 basis points, maturing in January 2023.
•On June 30, 2022, Petróleos Mexicanos renewed a promissory note, originally issued in January 2021, for U.S. $150,000, bearing interest at a floating rate linked to 180-day SOFR plus 250.826 basis points, maturing in December 2022.

•On August 19, 2022, Petróleos Mexicanos renewed a promissory note, originally issued in February 2022 for the principal amount of Ps. 5,000,000 due in 365 days, bearing interest at a floating rate linked to 28-day TIIE plus 365 basis points, maturing in August 2023.

•On August 23, 2022, Petróleos Mexicanos renewed a promissory note, originally issued in February 2022 for the principal amount of U.S.$11,362 due in 178 days, bearing interest at a floating rate linked to one month SOFR plus 175 basis points, maturing in February 2023.

•On September 12, 2022, Petróleos Mexicanos renewed a promissory note, originally issued in March 2022, for the principal amount of Ps. 4,000,000, bearing an interest rate linked to 28-day TIIE plus 220 basis points, maturing in December 2022.

•On September 13,2022, Petróleos Mexicanos renewed a promissory note, originally issued in January 2021, for Ps. 4,000,000, bearing interest at a floating rate linked to 28-day TIIE plus 365 basis points, maturing in September 2023.

•On September 30, 2022, Petróleos Mexicanos renewed a promissory note, originally issued in January 2021, for Ps. 2,000,000 for a term of 90 days, at a rate linked to 91-day TIIE plus 280 basis points, maturing in December 2022.

All of the debt securities listed above are jointly and severally guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Logistics and their respective successors and assignees.
As of September 30, 2022, PEMEX had U.S.$7,664,000 and Ps. 37,000,000 in revolving credit lines in order to provide liquidity, of which U.S.$ 1,150,000 and Ps. 26,000,000 were available.
All of the financing activities mentioned above were guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees.
As of December 31, 2021, the outstanding amount under the PMI Trading revolving credit line was U.S. $202,547. From January 1 to September 30, 2022, PMI Trading obtained U.S.$1,369,492 from its revolving credit lines used for its trading activities, and repaid U.S. $1,420,468. As of September 30, 2022, the outstanding amount under this revolving credit line was U.S.$151,571. As of September 30, 2022, the amount available under this revolving credit line was U.S.$73,429.

Index
Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)
The following table presents the roll-forward of total debt of PEMEX for the nine-month periods ended September 30, 2022 and 2021, and for the year ended December 31, 2021, which includes short and long-term debt:

	September 30, 2022 (i)		December 31, 2021 (i)	September 30, 2021 (i)
Changes in total debt:
At the beginning of the period	Ps.	2,249,695,894	2,258,727,317	2,258,727,317
Loans obtained - financing institutions (ii)	760,249,760		1,652,151,747	1,058,854,764
Debt payments	(799,148,919)		(1,707,581,580)	(1,027,818,098)
Accrued interest (iii)(iv)(v)	110,204,259		162,903,771	109,254,054
Interest paid	(123,300,926)		(157,256,625)	(123,430,793)
Foreign exchange	(64,886,681)		40,751,264	19,895,393
At the end of the period	Ps.	2,132,813,387	2,249,695,894	2,295,482,637

(i)	These amounts include accounts payable by Financed Public Works Contracts (“FPWC”) (formerly known as Multiple Services Contracts), which do not generate cash flows.

(ii)	Petróleos Mexicanos implemented a factoring arrangement to support its suppliers. Amounts as of December 31, 2021 totaled Ps. 15,934,904, which did not represent cash flows.

(iii)
As of September 30, 2022, includes awards amortization, fees and expenses related to the issuance of debt in the amount of Ps. 297,604 and Ps. (355,978), respectively, and amortized cost of Ps. 4,500,734.

(iv)
As of December 31, 2021, includes awards amortization, fees and expenses related to the issuance of debt in the amount of Ps. 3,290,673 and Ps. (2,835,359), respectively, and amortized cost of Ps. 6,226,947.

(v)
As of September 30, 2021, includes awards amortization, fees and expenses related to the issuance of debt in the amount of Ps. 208,088 and Ps. (337,691), respectively, and amortized cost of Ps. 428,452.

As of September 30, 2022 and December 31, 2021, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	September 30, 2022		December 31, 2021
U.S. dollar	Ps.	20.3058	20.5835
Japanese yen	0.1410		0.1789
Pounds sterling	22.1617		27.8834
Euro	19.7839		23.4086
Swiss francs	20.8072		22.5924

Index
Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)
NOTE 17. PROVISIONS FOR SUNDRY CREDITORS
As of September 30, 2022 and December 31, 2021, the provisions for sundry creditors and others is as follows:

	September 30, 2022		December 31, 2021
Provision for plugging of wells (see Note 13-C)	Ps.	73,003,139	70,144,756
Provision for trails in process (see Note 19)	9,444,409		11,114,006
Provision for environmental costs	15,711,986		11,138,904
	Ps.	98,159,534	92,397,666
NOTE 18. EQUITY (DEFICIT)
A. Certificates of Contribution “A”
The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital.
During the nine-month periods ended September 30, 2022, PEMEX received a payment of Ps. 107,990,006 from Certificates of Contribution “A” from the Mexican Government.
During the year ended December 31, 2021, Petróleos Mexicanos received Ps. 316,354,129 in Certificates of Contribution “A” from the Mexican Government to help improve PEMEX’s financial position.
PEMEX’s Certificates of Contribution “A” are as follows:

	Amount
Certificates of Contribution “A” as of December 31, 2020	Ps.	524,931,447
Increase in Certificates of Contribution “A” during 2021	316,354,129
Certificates of Contribution “A” as of December 31, 2021	Ps.	841,285,576
Increase in Certificates of Contribution “A” during the six-month periods ended September 30, 2022	107,990,006
Certificates of Contribution “A” as of September 30, 2022	Ps.	949,275,582

Index
Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)
Mexican Government contributions made in the form of Certificates of Contribution “A” during 2022 totaled Ps. 107,990,006 were designated for the construction of the Dos Bocas Refinery and for the payment of debt, as follows:

Date	Payment of debt		Construction of the Dos Bocas Refinery	Rehabilitation Plan of the refineries
January 21	Ps.	19,321,641	—	—
January 21	—		7,500,000	—
February 14	—		7,500,000	—
March 8	26,115,898		—	—
March 8	—		7,500,000	—
April 28	—		762,100	—
May 26	—		21,737,900	—
July 29	—		—	969,342
August 19	—		4,000,000	—
August 30	—		2,000,000	—
September 6	—		—	683,125
September 8	—		2,500,000	—
September 14	—		2,500,000	—
September 22	—		2,500,000	—
September 28	—		2,400,000	—
Total	Ps.	45,437,539	60,900,000	1,652,467
B. Mexican Government contributions
In January 2022, Petróleos Mexicanos received a grant from the FONADIN in the amount of Ps. 23,000,000 for the acquisition of the remaining 50.005% interest in DPRLP (see Note 12).
During the year ended December 31, 2021, there were no Mexican Government contributions apart from Certificates of Contribution “A”.
C. Legal reserve
Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock.
As of September 30, 2022 and December 31, 2021, there were no changes to the legal reserve.
D. Accumulated other comprehensive income (loss)
As a result of the discount rate analysis related to employee benefits liability, for the period nine-month period ended September 30, 2022 and 2021, PEMEX recognized net actuarial gains in other comprehensive income (loss) Ps. 259,774,823 and Ps. 241,528,141, respectively; which are presented net of deferred income tax for Ps. 17,431,751 and Ps. (10,468,424), respectively, related to retirement and post-employment benefits. The variation related to retirement and post-employment benefits was the result of an increase in the discount and return on plan assets rates from 8.46% as of December 31, 2021 to 9.98% as of September 30, 2022.

Index
Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)
E. Accumulated deficit from prior years
PEMEX has recorded negative earnings in the past several years. However, the Ley de Concursos Mercantiles (“Commercial Bankruptcy Law of Mexico”) is not applicable to Petróleos Mexicanos and the Subsidiary Entities. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity.
F. Uncertainty related to going concern
The unaudited condensed consolidated interim financial statements have been prepared assuming PEMEX will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in normal course of business. However, substantial doubt about PEMEX’s ability to continue as a going concern exists.
Facts and conditions
PEMEX has substantial debt, incurred mainly to finance the capital expenditures needed to carry out its capital investment projects and to fund its operating expenses. Due to its heavy fiscal burden resulting from the payment of hydrocarbon extraction duties and other taxes, the cash flows derived from PEMEX’s operations in recent years have not been sufficient to fund its operations and capital expenditure programs. As a result, PEMEX’s indebtedness has increased significantly, and its working capital has deteriorated. In recent years, PEMEX’s level of indebtedness relative to its oil reserves has increased substantially and has been financially supported by the Mexican Government.
In 2021, certain ratings agencies downgraded PEMEX’s credit rating, mainly driven by the effects of COVID-19, as well as the volatility of crude oil prices and the downgrade of the Mexican Government’s sovereign debt rating, impacting PEMEX’s access to the financial markets, the cost and terms of PEMEX’s new debt and contract renegotiations that PEMEX may carry out during 2022 and 2023. The recent Mexican Government’s economic policies of subsidizing gasoline prices to domestic consumers may have an impact on public finances, restraining the Government cash availability and increasing the uncertainty of cash available for PEMEX. These conditions have negatively impacted PEMEX’s financial performance and also its liquidity position.
Despite the fact that during the nine-month period ended September 30, 2022, PEMEX has recognized a net income of Ps. 195,615,759, during the year ended December 31, 2021, PEMEX recognized a net loss of Ps. 294,532,168. In addition, as of September 30, 2022 and December 31, 2021, PEMEX had a negative equity of Ps. 1,598,615,254, and Ps. 2,170,000,783, respectively, mainly due to continuous net losses, and a negative working capital of Ps. 321,451,205 and Ps. 464,254,286, as of September 30, 2022 and December 31, 2021, respectively.
PEMEX has budget autonomy, and, in public finance terms, is subject to the cash flows financial balance goals approved in the Decreto de Presupuesto de Egresos de la Federación (“Federal Expenditure Budget Decree”). This represents the difference between its gross revenues (inflows) and its total budgeted expenditures (outflows) including the financial cost of its debt, which is proposed by the SHCP and approved by the Chamber of Deputies. The Federal Budget for 2022 authorized PEMEX to have a negative financial balance budget of Ps. 62,750,000. This shortfall does not consider payments of principal of PEMEX’s debt due in 2022. PEMEX has short-term debt principal maturities (including interest payable) of Ps. 420,323,023 as of September 30, 2022.
The combined effect of the above-mentioned events indicates substantial doubt about PEMEX’s ability to continue as a going concern.
Actions
PEMEX and the Mexican Government are carrying out the following actions, among others, to preserve liquidity:
PEMEX has requested to receive scheduled equity capital contributions from the Mexican Government during 2022 and 2023 through the Ministry of Energy, which are subject to changes in the main reference variables used in the preparation

Index
Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)
of PEMEX’s 2022 budget and the financial capacity of the Mexican Government. The resources from these contributions, if any, will be used to pay the 2022 and 2023 short-term debt maturities. PEMEX has received Ps. 45,437,539 as of September 30, 2022 for this purpose. Given the current scenario of high international prices in oil and its derivatives, along with the Mexican Government’s policy of keeping the consumer price of gasoline below inflation, PEMEX’s operating income may be affected, and equity capital contributions to PEMEX could be compromised. This situation is mitigated by the application of a tax credit decree published on March 4, 2022, pursuant to which PEMEX can recover the difference between the international reference price of gasoline and the price at which the gasoline is traded in the domestic market. The benefit of such tax credit decree is recognized in "Complementary incentive of domestic sales" line item in the statement of comprehensive income.
During 2022, PEMEX is subject to a reduction of DUC fiscal rate from 54% in 2021 to 40% in 2022, and it is expected that in 2023 the DUC fiscal rate will further decrease.
In addition, PEMEX may raise funds from the markets in accordance with prevailing conditions, to refinance its debt.
Further, PEMEX has had the intent to refinance its short-term debt maturities through direct loans and revolving credit facilities and loans guaranteed by export credit agencies. PEMEX also established in conjunction with development and commercial banks Cadenas Productivas PEMEX Plus (Productive Chains Plus Program) to aid in the payment to suppliers and contractors. PEMEX’s ability to refinance it short-term debt maturities depends on factors outside of its control.
The Federal Revenue Law for 2022 also authorized PEMEX to incur net additional indebtedness up to Ps. 65,000,000 (Ps. 27,242,000 and U.S.$1,860,000), which is considered as public debt by the Mexican Government and may be used to partially cover its negative financial balance.
PEMEX reviews and aligns its capital expenditures portfolio in accordance with updated economic assumptions on a periodic basis and giving priority to those projects which increase production in an efficient manner and at the lowest cost.
Further, on March 22, 2021, the Board of Directors of Petróleos Mexicanos approved the business plan of Petróleos Mexicanos and its Subsidiary Companies for 2021-2025 (the “2021-2025 Business Plan”).
Prices of crude oil, natural gas and petroleum products have begun to recover during 2022.
Petróleos Mexicanos and its Subsidiary Entities are not subject to the Commercial Bankruptcy Law of Mexico and none of PEMEX’s existing financing agreements include any financial covenants that could lead to the demand for immediate payment of its debt due to having negative equity or non-compliance with financial ratios.
PEMEX prepared its consolidated financial statements as of September 30, 2022 and December 31, 2021 on a going concern basis. There are certain conditions that have generated important uncertainty and significant doubts concerning the entity’s ability to continue operating, including recurring net losses, negative working capital and negative equity. Those financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.
G. Non-controlling interest
PEMEX does not currently own all of the shares of PMI CIM and COMESA, variations in income and equity from these entities are also presented in the consolidated statements of changes in equity (deficit) as “non-controlling interest.”
As of September 30, 2022 and December 31, 2021, non-controlling interest represented losses of Ps. (170,624) and income of Ps. 128,502, respectively, in PEMEX’s equity (deficit).

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Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)
NOTE 19. CONTINGENCIES
In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding described in further detail in this Note.
PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these consolidated financial statements. As of September 30, 2022 and December 31, 2021, PEMEX had accrued a reserve of Ps. 9,444,409 and Ps. 11,114,006, respectively, for these contingent liabilities.
As of September 30, 2022, the current status of the principal lawsuits in which PEMEX is involved is as follows:
•On April 4, 2011, Pemex Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (“Seventh Regional Metropolitan Court”) of the Tribunal Federal de Justicia Fiscal y Administrativa (“Tax and Administrative Federal Court”) in connection with an administrative claim (No. 4957/11-17-07-1) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (“Sixth Regional Metropolitan Court”) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S.$193,713 related to the above-mentioned contract. Pemex Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted. On April 30, 2019, a judgment was issued by the Segunda Seccion de la Sala Superior (“Second Section of the Superior Court”) in favor of Pemex Exploration and Production. On June 25, 2019, the plaintiffs filed an amparo (constitutional challenge) (D.A. 397/2019) before the Tercer Tribunal Colegiado en Materia Administrativa del Primer Circuito (“Third Administrative Joint Court of the First Circuit”), which was granted.
On March 12, 2020, Pemex Exploration and Production filed a motion to review against the resolution granting this amparo before the Third Administrative Joint Court of the First Circuit. On October 1, 2020, the Third Administrative Joint Court of the First Circuit declared the resolution null and void and no amount was granted in favor of the plaintiffs. On February 24, 2022, an amparo (350/2020) was granted in favor of EMS Energy Services de México, S. de R.L. On March 17, 2022, a motion was filed to draw the resolution by the Suprema Corte de Justicia de la Nación (Supreme Court of Justice of the Nation). On June 16, 2022 a resolution was issued in connection with the amparo 350/2020 stating that the plaintiffs partially proved their requests and the resolution was declared null and void, among others. On August 1, 2022, a review motion was submitted and admitted (RF 574/2022) before Third Administrative Joint Court of the First Circuit. On September 13, 2022, representations were filed in connection with the amparo (D.A. 539/2022) filed by the plaintiffs before the Third Administrative Joint Court of the First Circuit. As of the date of these financial statements, a final resolution is still pending.
•On October 18, 2019, the Sala Regional Peninsular (“Regional Peninsular Court”) of the Tribunal Federal de Justicia Administrativa (“Federal Justice Administrative Court”) in Mérida, Yucatán summoned Pemex Exploration and Production in connection with a claim (91/19-16-01-9) filed by PICO México Servicios Petroleros, S. de R.L. de C.V. requesting that Pemex Exploration and Production’s termination of the public works contract (no. 428814828) be declared null and void and seeking U.S.$137,300 for expenses and related damages, among other claims. On December 12, 2019, Pemex Exploration and Production filed a response to this claim. On March 28, 2020, a notification dated February 10, 2020, was received in which the extended claim was admitted. On February 10, 2020, the expert appointed by the plaintiff was accepted. On February 18, 2020, an extension requested by the accounting expert appointed by Pemex Exploration and Production was accepted and his opinion was filed and ratified on August 11, 2020. On June 1, 2021, an independent expert was designated. On September 30, 2021, a resolution was issued, which declared that all evidence has been filed. On October 15, 2021, the parties filed their pleadings. On November 9, 2021, this stage is closed. On June 8, 2022, the Regional Peninsular Court sent the file to the Sala Superior (“Superior Court”) due to the amount involved in this claim which was denied on August 22, 2022. As of the date of these financial statements, a final resolution is still pending.

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Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)
•Tech Man Group, S.A. de C.V. filed an administrative claim (7804/18-17-09-8) against Pemex Industrial Transformation seeking Ps. 2,009,598 for, among other things, payment of expenses and penalties in connection with a public works contract (CO-OF-019-4008699-11) before the Tribunal Fiscal de Justicia Administrativa (Fiscal Court of Administrative Justice). On June 25, 2019, a response was filed by Pemex Industrial Transformation as well as a motion against the admission of the claim, which was accepted. On October 2, 2019, the opinion of the accounting and construction experts submitted by the defendant was filed. On February 17, 2020, Pemex Industrial Transformation requested the Fiscal Court of Administrative Justice to appoint a new accounting expert since the previous appointed expert rejected his designation. On March 2, 2020, the independent construction expert filed his opinion. On August 7, 2020, the Novena Sala Regional Metropolitana (Ninth Regional Metropolitan Court) of the Federal Justice Court appointed an independent accounting expert, who filed his report on December 7, 2020. The parties also filed their pleadings. On March 30, 2022, the Superior Court of the Fiscal Court of Administrative Justice stated that the claim was filed untimely. On June 1, 2022, the plaintiff filed an amparo against this resolution. On July 8, 2022, a motion was filed in connection with amparo 437/2022 before the Décimo Quinto Tribunal Colegiado en materia Administrativa del Primer Circuito (Fifteenth Joint Administrative Court of the First Circuit). As of the date of these financial statements, a final resolution is still pending.
•Constructora Norberto Odebrecht, S.A. filed an administrative claim against Pemex Industrial Transformation (file No. 4742/19-17-01-7) seeking U.S.$113,582 and Ps. 14,607 in connection with a termination resolution (no. 1,757) dated January 14, 2019, and issued by Pemex Industrial Transformation, which awarded U.S.$51,454 in favor of Pemex Industrial Transformation. The claim was admitted. On November 11, 2020, Pemex Industrial Transformation filed a response to this claim. The accounting expert appointed by Pemex Industrial Transformation filed his opinion. on June 2, 2022. As of the date of these financial statements, a final resolution is still pending.
•On November 24, 2021, Pemex Industrial Transformation filed a repeal request (no. RRL2021014568) seeking that the resolutions dated October 7, 2021, issued by the Hydrocarbons Verification Manager of the Tax Administration Service be declared null and void. These resolutions established charges for Special Taxes on Production and Services, Value Added Taxes and fines among others, for an amount of Ps. 3,084,975. As of the date of these financial statements, a final resolution is still pending.
•Micro Smart Systems de México, S. de R.L. de C.V. (MSSM) filed before the Sala Regional del Golfo Norte (Regional Court of North Gulf) of the Tax and Administrative Federal Court (574/22-18-01-8) challenging a settlement statement dated February 17, 2022 related to a works contract number No. 424049831 issued by Pemex Exploration and Production and seeking U.S.$240,448. On April 5, 2022, the claim was admitted. This was notified on May 17, 2022. On July 1 4, 2022, Pemex Exploration and Production filed a response to this claim., requesting evidence from PEP, which was filed on August 8, 2022. On August 17, 2022, the Sala Regional del Golfo Norte (Regional Court of the North Gulf) admitted the evidence filed by PEP. On September 2, 2022, the Regional Court of the North Gulf denied the complaint motion filed by the plaintiff against the evidence filed. As of the date of these financial statements, a final resolution is still pending.

•On September 9, 2022, Pemex Industrial Transformation filed a revocation motion requesting a tax credit issued by the Hydrocarbons Management of the Tax Administration Service for a total amount of Ps. 5,852,222 be declared null and void in connection with the Special Taxes on Production and Services and Value Added Taxes for the 2016 fiscal year in which demands that the nullity of the contested resolution be declared plain and simple where the Administration of Hydrocarbons of the Tax Administration System - Mexico City imposed on PTRI a tax credit in the amount of Ps.5,852,222. As of the date of these financial statements, a final resolution is still pending.

•Compañía Nitrógeno de Cantarell, S.A. de C.V. (CNC) filed an arbitration proceeding before the International Court of Arbitration of the International Chamber of Commerce (25306/JPA) against Pemex Exploration and Production seeking initially U.S.$70,000 which was increased to U.S.$146,000 for nitrogen supply services performed. On August 24, 2021, a final award was issued in which Pemex Exploration and Production was required to pay to CNC: (i) U.S.$146,114 for due fixed changes as of July 12, 2021; (ii) U.S.$5,802, for accrued default interests as of July 12, 2021; (iii) U.S.$393 for fees and expenses of the Arbitration Court; and (iv) U.S.$1,500 plus the Value Added Tax for legal fees and expenses of CNC. On December 17, 2021, CNC and Pemex Exploration and Production executed a settlement agreement in which CNC accepted to reduce the amount related to expenses, among others, to be paid by Pemex Exploration and Production (U.S.$9,000) if Pemex Exploration and Production pays the principal amount (U.S.$156,237 as of December 15, 2021). On September 27, 2022, the severance was given and therefore this claim has concluded.

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Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)
The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these unaudited condensed consolidated interim financial statements. PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.
NOTE 20. SUBSEQUENT EVENTS
A. Recent financing activities
During the period from October 1 to December 7, 2022, PEMEX entered into the following financing activities:
•On October 7, 2022, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.1,500,000 due in 180 days, bearing interest at a floating rate linked to 28-day TIIE plus 195 basis points.
•On October 17, 2022, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.1,000,000 due in 180 days, bearing interest at a floating rate linked to 28-day TIIE plus 195 basis points.
•On October 18, 2022, Petróleos Mexicanos issued a promissory note for the principal amount of U.S. $ 75,000 due in 70 days, bearing interest at a floating rate linked to 3-month SOFR plus 251 basis points.
•On October 28, 2022, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 500,000, bearing interest at a floating rate linked to 28-day TIIE plus 225 basis points, maturing in April 2023.
•On November 9, 2022, Petróleos Mexicanos issued subscribed a new revolving credit line for the amount of Ps. 20,500,000, bearing interest at a floating rate linked to 28-day TIIE plus 350 basis points, maturing in November 2025.
•On November 14, 2022, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 1,300,000, bearing interest at a floating rate linked to 91-day TIIE plus 280 basis points, maturing in February 2023.
•On November 15, 2022, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 5,000,000, bearing interest at a floating rate linked to 28-day TIIE plus 235 basis points, maturing in December 2022.

As of September 30, 2022, the outstanding amount under the PMI Trading revolving credit lines was U.S.$151,571. From October 1 to December 7, 2022, PMI Trading obtained U.S.$ 321,059 from its revolving credit lines used for its trading activities and repaid U.S.$ 334,893. As of December 7, 2022, the outstanding amount under this revolving credit line was U.S.$ 137,737. The available amount under this revolving credit lines was U.S.$ 87,263 as of December 7, 2022.

As of December 7, 2022, PEMEX had U.S.$7,664,000 and Ps. 29,500,000 in available credit lines in order to provide liquidity, of which U.S.$ 185,000 and Ps. 10,500,000 are available.
B. Exchange rates and crude oil prices
As of December 7, 2022, the Mexican peso-U.S. dollar exchange rate was Ps. 19.7567 per U.S. dollar, which represents a 2.7% appreciation of the value of the U.S. dollar as compared to the exchange rate as of September 30, 2022, which was Ps. 20.3058 per U.S. dollar. This increase in the U.S. dollar exchange rate, has led to an estimate of Ps. 48,510,062 in PEMEX’s foreign exchange loss as of December 7, 2022.
As of December 7, 2022, the weighted average price of the crude oil exported by PEMEX was U.S.$ $61.86 per barrel. This represents a price decrease of 19.8% as compared to the average price as of September 30, 2022, which was U.S.$ 77.16 per barrel.

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Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the consolidated financial statements
(Figures stated in thousands, except as noted)
C. Contributions from the Mexican Government
During the period from October 1 to December 7, 2022, the Mexican Government, through the Ministry of Energy, made equity capital contributions to Petróleos Mexicanos for the construction of the Dos Bocas Refinery and Rehabilitation Plan of the refineries as follows:

Fecha	Contributions for the construction of the Dos Bocas Refinery		Rehabilitation Plan of the refineries
October 4	Ps.	—	1,618,523
October 6	2,500,000		—
October 13	2,500,000		—
October 20	2,500,000		—
October 28	2,500,000		—
November 4	2,500,000		—
November 7	—		1,805,296
November 10	2,500,000		—
November 17	2,500,000		—
November 25	—		892,893
November 25	2,500,000		—
December 1	4,000,000		—
December 2	800,000		—
Total	Ps.	24,800,000	4,316,712
D. Russian activities in Ukraine and the related destabilization of the world energy markets.
PEMEX’s revenues and profitability are heavily dependent on the prices it receives from sales of oil and natural gas. Oil prices are particularly sensitive to actual and perceived threats to global political stability and to changes in production from OPEC member states. An actual increase, or the threat of an increase, in Russian activities in Ukraine could lead to increased volatility in global oil and gas prices. Destabilization of global oil and gas prices could reduce the price received from PEMEX’s sales of oil and natural gas and adversely affect PEMEX’s results and profitability. Increases in oil and gas prices may not persist and could be followed by price decreases based on factors beyond PEMEX’s control, including geopolitical events.

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EXHIBITS INDEX

Exhibit No.	Description

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as iXBRL and contained in Exhibit 101)

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ José Alberto Jiménez Hernández
José Alberto Jiménez Hernández
Associate Managing Director of Finance

Date: December 20, 2022

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FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

a.exploration and production activities, including drilling;
b.activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;
c.activities relating to our lines of business;
d.projected and targeted capital expenditures and other costs;
e.trends in international and Mexican crude oil and natural gas prices;
f.liquidity and sources of funding, including our ability to continue operating as a going concern;
g.farm-outs, joint ventures and strategic alliances with other companies; and
h.the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

a.general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining
b.margins and prevailing exchange rates;
c.credit ratings and limitations on our access to sources of financing on competitive terms;
d.our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;
e.the level of financial and other support we receive from the Mexican Government;
f.global or national health concerns, including the outbreak of pandemic or contagious disease, such as the ongoing COVID-19 pandemic;
g.the outbreak of military hostilities, including escalating tensions between Russia and Ukraine and the potential destabilizing effect of such conflict;
h.effects on us from competition, including on our ability to hire and retain skilled personnel;
i.uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
j.technical difficulties;
k.significant developments in the global economy;
l.significant economic or political developments in Mexico and the United States;
m.developments affecting the energy sector;
n.changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;
o.receipt of governmental approvals, permits and licenses;
p.natural disasters, accidents, blockades and acts of sabotage or terrorism;
q.the cost and availability of adequate insurance coverage;
r.the effectiveness of our risk management policies and procedures; and
s.rising market interest rates.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.